PROSPECTUS SUPPLEMENT                                    FILING MADE PURSUANT TO
(TO PROSPECTUS DATED APRIL 10, 1997)                              RULE 424(b)(2)
                                                              FILE NO. 333-18523

                                  $300,000,000

                                     [LOGO]

                          7.375% SENIOR NOTES DUE 2002

    The 7.375% Senior Notes due 2002 (the "Notes") are being offered by Hilton Hotels Corporation ("Hilton" or the "Company"), in an aggregate principal amount of $300,000,000. Interest on the Notes is payable semiannually in arrears on June 1 and December 1 of each year, beginning December 1, 1997, at the initial rate of 7.375% per annum. Thereafter, such interest rate shall be subject to adjustment in the event of an Acquisition Related Rating Change (as defined herein). See "Description of Notes" herein and "Description of Debt Securities" in the accompanying Prospectus.

    The Notes will be issued in book-entry form and represented by one or more global notes (a "Global Note") in fully registered form, without coupons, which will be deposited with a custodian for, and registered in the name of a nominee of, The Depository Trust Company ("DTC") in New York, New York, as Depositary for the accounts of its participants. Beneficial interests in the Global Notes will be represented, and transfers thereof will be effected, only through book-entry accounts maintained by DTC and its direct or indirect participants. Initial settlement for the Notes will be made in immediately available funds and secondary market trading activity in beneficial interests therein will therefore settle in such funds. Except in limited circumstances, definitive Notes will not be issued in exchange for beneficial interests in the Global Notes. See "Description of Notes--Book-Entry, Delivery and Form."
                             ---------------------

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
      EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
      PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT
         OR THE ACCOMPANYING PROSPECTUS. ANY REPRESENTATION TO THE
                        CONTRARY IS A CRIMINAL OFFENSE.
                             ---------------------

NONE OF THE NEVADA GAMING COMMISSION, THE NEVADA STATE GAMING CONTROL BOARD,
   THE NEW JERSEY CASINO CONTROL COMMISSION NOR ANY OTHER GAMING REGULATORY
          AUTHORITY HAS PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
        PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS OR THE
           INVESTMENT MERITS OF THE SECURITIES OFFERED HEREBY. ANY
                  REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

--------------------------------------------------------------------------------
                                       PRICE TO     UNDERWRITING    PROCEEDS TO
                                       PUBLIC(1)     DISCOUNT(2)   COMPANY(1)(3)
--------------------------------------------------------------------------------
Per Note...........................     99.598%         .60%          98.998%
Total..............................  $298,794,000    $1,800,000    $296,994,000
--------------------------------------------------------------------------------

(1) PLUS ACCRUED INTEREST, IF ANY, FROM THE DATE OF ISSUANCE.

(2) THE COMPANY HAS AGREED TO INDEMNIFY THE SEVERAL UNDERWRITERS AGAINST CERTAIN LIABILITIES, INCLUDING LIABILITIES UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"). SEE "UNDERWRITING."
(3) BEFORE DEDUCTING ESTIMATED EXPENSES OF $275,000 PAYABLE BY THE COMPANY.
                             ---------------------

    The Notes are offered by the several Underwriters, subject to prior sale, when, as and if issued by the Company and delivered to and accepted by the several Underwriters, subject to approval of certain legal matters by counsel for the several Underwriters and certain other conditions. The several Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the Notes will be made in New York, New York on or about June 2, 1997.

DONALDSON, LUFKIN & JENRETTE

      SECURITIES CORPORATION

                              MERRILL LYNCH & CO.

                                                               J.P. MORGAN & CO.

            THE DATE OF THIS PROSPECTUS SUPPLEMENT IS MAY 28, 1997.

    Certain persons participating in this offering may engage in transactions that stabilize, maintain, or otherwise affect the price of the Notes. Such transactions may include stabilizing, the purchase of Notes to cover syndicate short positions and the imposition of penalty bids. For a description of those activities, see "Underwriting."

    AS USED IN THIS PROSPECTUS SUPPLEMENT, THE TERMS "COMPANY" OR "HILTON" REFER TO THE COMPANY AND ITS SUBSIDIARIES, UNLESS OTHERWISE PROVIDED OR THE CONTEXT OTHERWISE REQUIRES.

                                  THE COMPANY

    The Company is a leading owner and operator of full-service hotels and gaming properties located in gateway cities, urban and suburban centers and resort areas throughout the United States and in selected international cities. The Hilton name is one of the best recognized and most respected lodging brands in the world. The Company's operations include 237 hotel properties representing approximately 86,000 rooms and 16 gaming properties with approximately 963,000 square feet of casino space. The Company believes its portfolio of owned, franchised and managed hotels and gaming properties provides significant diversification and a strong base for future growth.

    On March 31, 1997, the Company owned or partially owned 23 and managed 22 domestic full-service hotel properties. An additional 177 hotels were franchised under the Hilton, Hilton Garden Inn and Hilton Suites brand names. The Company's international hotel operations currently include eight full-service hotel properties. The Company's owned or partially owned hotels include such well-known urban and resort properties as the Waldorf=Astoria in New York, the New York Hilton & Towers, the Palmer House Hilton and the O'Hare Hilton in Chicago, the Chicago Hilton & Towers, the Washington Hilton & Towers in Washington, D.C., the New Orleans Hilton Riverside & Towers and the Hilton Hawaiian Village in Honolulu.

    In December 1996, the Company acquired (the "Merger") Bally Entertainment Corporation ("Bally"), creating the world's largest casino gaming company based on gaming segment revenue and EBITDA (as defined in "Selected Financial Data" herein). The Company operates its domestic gaming business under the Hilton, Bally and Flamingo brand names. The Company has a strong presence in Atlantic City and in Las Vegas, the largest gaming market in the world with approximately 30 million visitors and gross gaming revenue of more than $5.8 billion in 1996. The Company's Nevada casino operations include the Las Vegas Hilton, the Flamingo Hilton-Las Vegas, Bally's Las Vegas, the Flamingo Hilton-Laughlin, the Reno Hilton and the Flamingo Hilton-Reno. The Company's Atlantic City casinos are Bally's Park Place Casino - Resort ("Bally's Park Place") and the Atlantic City Hilton, formerly The Grand. Under its Conrad International brand, the Company also partially owns and manages casinos in Brisbane and the Gold Coast in Queensland, Australia, Punta del Este, Uruguay and Istanbul, Turkey.

    The Company seeks to maintain the diversity and balance of its lodging and gaming businesses while expanding both domestically and internationally. The Company intends to improve and expand its core businesses by capitalizing on the synergies between its hotel and gaming operations, leveraging its strong brand names, maximizing operating efficiencies, expanding and enhancing properties and acquiring or developing properties as appropriate. The Company's diversified hotel and gaming segments offer multiple product lines to a broad range of customers in many geographic markets. The Company's diversified hotel portfolio includes large urban hotels, airport hotels, suburban/suite hotels and resorts. The gaming segment, with its major presence in Las Vegas and Atlantic City, attracts premium players, convention visitors, mid-market gamblers and budget-conscious visitors. The Company believes that its recent alliance with Ladbroke Group PLC ("Ladbroke") (which currently owns the rights to the Hilton name outside of the U.S.) will improve the performance of the Company's operations as its properties benefit from the worldwide integration of the Hilton brand, reservation systems, marketing programs and sales organizations. See "--Recent Developments--The Ladbroke Alliance."

SUMMARY OPERATING DATA

    THREE MONTHS ENDED MARCH 31, 1997

    For the three months ended March 31, 1997, Hilton's consolidated revenue increased 36% to $1.3 billion from $1.0 billion for the three months ended March 31, 1996, with the hotel segment and gaming segment representing approximately 51% and 49%, respectively, of the revenues for 1997. EBITDA (as defined in "Selected Financial Data" herein) for the three months ended March 31, 1997 rose 82% to $231 million from $127 million in 1996; operating income increased 99% to $157 million from $79 million in 1996; and net income increased 83% to $68 million compared to $37 million in 1996.

    After giving effect to the Merger on a pro forma basis, the Company's total revenue, EBITDA and total operating income would have been approximately $1.2 billion, $206 million and $132 million, respectively, for the three months ended March 31, 1996. See "Unaudited Pro Forma Condensed Financial Statement" for a description of the assumptions made in the pro forma calculations.

RECENT DEVELOPMENTS

    THE ITT OFFER

    In January 1997, the Company commenced an offer to acquire ITT Corporation ("ITT") in a combination cash and stock transaction. The Company offered a price of $55 for each ITT share, for a consideration of approximately $6.5 billion. The total transaction, including assumption of ITT's outstanding debt, would be valued at approximately $10.5 billion. The Company's offer consists of a cash tender offer of $55 per share for a majority of the outstanding ITT shares (the "ITT Tender Offer"), to be followed by a merger whereby ITT shareholders would receive shares of the Company's common stock, par value $2.50 per share, with a value of $55 in exchange for each remaining ITT share, subject to appropriate collar provisions. The Company plans to fund the ITT Tender Offer from a combination of its available cash, working capital, existing credit facilities, borrowings under credit facilities that the Company will seek to obtain from commercial banks and/or the issuance of public debt. The Company has reached a preliminary understanding with HFS Incorporated ("HFS") under which HFS would license, on a long-term worldwide basis, the Sheraton trademark, franchise systems and management agreements. The acquisition would be subject to regulatory approvals and other conditions, and therefore there can be no assurance that the Company would be successful in acquiring ITT, or if successful, what effect such acquisition would have on the Company's financial condition or results of operations.

    On February 12, 1997, the board of directors of ITT recommended that ITT shareholders reject Hilton's offer as inadequate and not in the best interests of ITT shareholders. In response, Hilton expressed its continuing commitment to the transaction, including pursuing the transaction by taking the matter directly to ITT shareholders.

    THE MERGER

    On December 18, 1996, Hilton consummated its acquisition of Bally through the merger of Bally with and into Hilton, with Hilton surviving the Merger. The Merger gave the Company a major presence in Atlantic City with Bally's Park Place and the Atlantic City Hilton. The Merger further expanded the Company's strong Nevada presence through an approximately 84% ownership interest in Bally's Las Vegas, a major Las Vegas Strip resort. Additionally, Arthur M. Goldberg, the former Chairman and Chief Executive Officer of Bally, has joined the Company's Board of Directors and serves as Executive Vice President and President--Gaming Operations.

    THE LADBROKE ALLIANCE

    In January 1997, Hilton and Ladbroke, which owns the rights to the Hilton name outside of the U.S., entered into a strategic alliance with respect to 400 hotels in 49 countries. The Company believes the alliance will improve the performance of the Company's operations as its properties benefit from the integration of the Hilton brand, reservation systems, marketing programs and sales organizations.

    The companies have already integrated their reservation systems and, in February 1997, launched the Hilton HHonors-Registered Trademark- Worldwide loyalty program. In addition, the alliance permits Hilton and Ladbroke to acquire up to 20% of each other's outstanding capital stock and provides for mutual participation in certain future hotel development focusing primarily upon management contracts and franchises. Stephen F. Bollenbach, President and Chief Executive Officer of Hilton, has become a non-executive director of Ladbroke and Peter M. George, Chief Executive of Ladbroke, has joined the board of directors of Hilton as a non-executive director. Implementation of certain features of the alliance is subject to the receipt of certain regulatory approvals. See "Business--Hotels--International Hotels."

    DEVELOPMENT PROPERTIES

    The Company continues to expand its domestic gaming operations through the development of the Paris Casino-Resort, a new casino resort adjacent to Bally's Las Vegas which is expected to feature an 85,000-square-foot casino, including a 50-story replica of the Eiffel Tower, scheduled to be completed in mid-1999. Additionally, construction continues on the new western-themed casino and entertainment complex connected to Bally's Park Place in Atlantic City. This complex is expected to include 70,000 square feet of casino space (including space attributable to the race book) and is scheduled to open in mid-1997.

    Conrad International's new hotel-casino in Punta del Este, Uruguay, which includes a 38,000-square-foot casino, commenced its casino operations in January 1997. The hotel is expected to open in late 1997. Conrad International manages and has an equity interest of approximately 43% in the hotel-casino. Additionally, Conrad International will manage and have a 10% equity interest in a hotel-casino in Cairo, Egypt, which is scheduled to open in 1999.

                                    BUSINESS

    A summary of the Company's hotels and gaming properties at March 31, 1997 (excluding properties that are under development) is set forth below:

                                                                                       AT MARCH 31, 1997
                                                                           -----------------------------------------
PROPERTY TYPE                                                               NUMBER OF PROPERTIES    NUMBER OF ROOMS
-------------------------------------------------------------------------  -----------------------  ----------------
HOTELS
Owned/Partially Owned Hotels:
  Domestic Full-Service..................................................                23                21,540
  Hilton Suites..........................................................                 5                 1,095
  Hilton Garden Inns.....................................................                 2                   347
  Conrad International...................................................                 2                   811
                                                                                        ---               -------
  Total..................................................................                32                23,793
                                                                                        ---               -------
Managed Hotels:
  Domestic Full-Service..................................................                22                14,577
  Conrad International...................................................                 6                 2,118
                                                                                        ---               -------
  Total..................................................................                28                16,695
                                                                                        ---               -------
Franchise Hotels.........................................................               177                45,063
                                                                                        ---               -------
    TOTAL HOTELS.........................................................               237                85,551
GAMING
Owned/Partially Owned Hotel-Casinos:
  Domestic Land-Based Properties.........................................                 8                16,009
  Riverboat Properties...................................................                 4                   238
  Conrad International...................................................                 3                   745
                                                                                        ---               -------
  Total..................................................................                15                16,992
                                                                                        ---               -------
Managed Casino:
  Casino Windsor.........................................................                 1                --
                                                                                        ---               -------
    TOTAL PROPERTIES.....................................................               253               102,543
                                                                                        ---               -------
                                                                                        ---               -------

------------------------------

    Hilton was organized in the State of Delaware on May 29, 1946. Its principal executive offices are located at 9336 Civic Center Drive, Beverly Hills, California 90210, and its telephone number is (310) 278-4321.

HOTELS

    OWNED AND PARTIALLY OWNED DOMESTIC HOTELS

    At March 31, 1997, Hilton operated 23 full-service owned and partially owned hotels (excluding its eight hotel-casinos) located throughout the United States. Eighteen of these hotels are owned (or 99% owned) or leased, including the Waldorf=Astoria in New York City, the New York Hilton & Towers, the Palmer House Hilton in Chicago, the Washington Hilton & Towers in Washington, D.C. and the O'Hare Hilton in Chicago, while five hotels are partially owned, including the approximately 83%-owned Chicago Hilton & Towers, the 67.4%-owned New Orleans Hilton Riverside & Towers and the 50%-owned Hilton Hawaiian Village. Hilton also earns management fee income from its partially owned hotels generally under long-term management contracts.

    Hilton leases the land upon which seven of the owned hotels are located. Upon the expiration of such leases, the buildings and other leasehold improvements presently owned by Hilton revert to the landlords.

Hilton, in all cases, owns all furniture and equipment, is responsible for repairs, maintenance, operating expenses and lease rentals, and retains complete managerial discretion over operations. Generally, Hilton pays a percentage rental based on the gross revenue of the facility, but in some instances the rental is a fixed amount. The ground leases generally expire between the years 2003 and 2033 and approximately half of such leases contain renewal options in excess of 30 years.

    Complementing its standard full-service hotels, Hilton owns or partially owns five Hilton Suites and two Hilton Garden Inns.

    MANAGED DOMESTIC HOTELS

    At March 31, 1997, Hilton managed 22 domestic hotels with no ownership interest. Under its standard management arrangement, Hilton operates a hotel for the benefit of its owner, which either owns or leases the hotel and the associated personal property. Hilton's management fee is generally based on a percentage of each hotel's gross revenue plus, in the majority of properties, an incentive fee based on operating performance. The expiration dates of Hilton's domestic management arrangements range from 1998 to 2016 and generally contain renewal options ranging from five to 20 years, subject to certain termination rights.

    Under the management agreements, all operating and other expenses are paid by the owner, and Hilton is generally reimbursed for its out-of-pocket expenses. In turn, Hilton's managerial discretion is subject to approval by the owner in certain major areas, including adoption of capital budgets. The Company has a right of first refusal to purchase an interest in certain managed hotels.

    FRANCHISE HOTELS

    Pursuant to franchises granted by the Company through a subsidiary, franchise hotels are operated under the Hilton, Hilton Garden Inn or Hilton Suites names. The franchise hotels operated under the Hilton name are generally smaller than the full-service hotels operated by the Company, average approximately 250 rooms in size and target the mid-market segment. Franchise hotels bearing the Hilton Garden Inn name utilize a modular design constructed around a courtyard containing an indoor or outdoor swimming pool. In general, Hilton approves the plan for, and the location of, franchise hotels and assists in their design.

    At March 31, 1997, there were 177 franchise hotels, of which 172 were operated under the Hilton name, three were operated under the Hilton Garden Inn name and two were operated under the Hilton Suites name. The Company also entered into commitment agreements for an additional 26 franchise hotels scheduled to commence operation during the remainder of 1997 and 1998. In general, franchisees pay Hilton an initial fee based on the number of rooms in a franchise hotel and a continuing fee based on a percentage of the facility's room revenue. Although Hilton does not directly participate in the management or operation of franchise hotels, it conducts periodic inspections to ensure that Hilton's standards are maintained and renders advice with respect to hotel operations.

    INTERNATIONAL HOTELS

    The Company's international hotel operations are presently conducted through its Conrad International subsidiaries. At March 31, 1997, Conrad International operated eight hotels (excluding hotel-casinos) under long-term management contracts. Six of these hotels are owned in their entirety by third parties, while the 14.7%-owned Conrad International Dublin in Ireland and the 25%-owned Conrad International Istanbul in Turkey are partially owned by Conrad International.

    In addition to the international hotel operations conducted through Conrad International, the Company has formed a strategic alliance with Ladbroke. Pursuant to the alliance, which will reunify the Hilton hotel brand worldwide, Hilton and Ladbroke will cooperate on sales and marketing programs with respect to 400 hotels in 49 countries. Future development of international hotels by the Company will be subject to agreements entered into between the Company and Ladbroke in January 1997. Pursuant to such agreements, Ladbroke has been granted rights to future international development using the Conrad brand name and the Company and Ladbroke will have the opportunity to participate in certain of each other's future hotel development focusing primarily upon management contracts and franchises. See "The Company--Recent Developments--The Ladbroke Alliance."

GAMING

    NEVADA HOTEL-CASINOS

    The Company's gaming facilities operate under the Hilton, Bally and Flamingo brand names. The Company's wholly owned Nevada hotel-casinos are the Las Vegas Hilton, the Flamingo Hilton-Las Vegas, the Flamingo Hilton-Laughlin, the Reno Hilton and the Flamingo Hilton-Reno. The Company's approximately 84 percent-owned subsidiary, Bally's Grand, Inc., owns and operates Bally's Las Vegas. The Company has a strong presence in Las Vegas, the largest gaming market in the world with approximately 30 million visitors and gross gaming revenue of more than $5.8 billion in 1996.

    Hilton's gaming operations reach diverse markets by offering gaming alternatives for premium players, convention visitors, mid-market gamblers and budget-conscious customers. The Las Vegas Hilton is located adjacent to the Las Vegas Convention Center and focuses on upscale individual leisure guests and convention groups. Bally's Las Vegas is located at the "Four Corners" on the Strip in Las Vegas and caters to convention groups and the mid- to upper mid-market, including the group tour and travel segment. The Flamingo Hilton-Las Vegas and the Flamingo Hilton-Reno focus primarily on the mid-market, in particular the group tour and travel segment. The Flamingo Hilton-Laughlin targets the budget and mid-market segments. The Reno Hilton focuses primarily on the mid-market, in particular, convention groups. Each of these hotel-casinos has gaming, convention, dining, shopping, entertainment and, with the exception of the Flamingo Hilton-Reno, indoor and outdoor recreational facilities. A variety of popular entertainment is featured in theaters and lounges at each hotel. The Company also operates a vacation ownership resort adjacent to the Flamingo Hilton-Las Vegas.

    The Company continues to refurbish and expand existing facilities in Nevada to maintain their presence as premier properties in the market. The Company's new themed 22,000-square-foot casino addition at the Las Vegas Hilton is scheduled to open in mid-1997, in conjunction with its joint venture with Paramount Parks Inc. for an attraction called "Star Trek: The Experience at the Las Vegas Hilton." In 1995, the Las Vegas Hilton completed construction of three new 12,600- to 15,400-square-foot Sky Villa luxury suites for premium players. The Las Vegas Hilton also completed construction of new VIP baccarat facilities and opened a new 6,800-square-foot luxury European Suite. The Las Vegas Hilton continues to rebuild its marquee sign and to renovate 1,500 of its guest rooms. In 1995, Bally's Las Vegas completed renovation of 800 hotel rooms and a 7,500-square-foot expansion of the main casino floor and, in a joint venture with the MGM Grand Hotel and Casino, opened a monorail system connecting their respective casino hotel resort properties. In 1995, the Flamingo Hilton-Las Vegas completed an extensive expansion and renovation project, including a new 600-room tower, a 10,000-square-foot casino expansion, a new 21,000-square-foot ballroom, remodeling of the race and sports book, new entertainment, recreation, retail and dining facilities, exterior enhancements and guest room renovations.

    The approximate square footage of the Company's casinos in Nevada is as follows: Las Vegas Hilton--78,000 square feet (inclusive of 29,000 square feet attributable to the race and sports book); Bally's Las Vegas--62,000 square feet (inclusive of 7,000 square feet attributable to the race and sports book); Flamingo Hilton-Las Vegas--93,000 square feet (inclusive of 20,000 square feet attributable to O'Sheas Irish theme casino adjacent to the hotel); Flamingo Hilton-Laughlin--58,000 square feet (inclusive of 3,000 square feet attributable to the race and sports book); Reno Hilton--118,000 square feet

(inclusive of 12,000 square feet attributable to the race and sports book); and Flamingo Hilton-Reno-- 46,000 square feet (inclusive of 2,500 square feet attributable to the race and sports book).

    NEW JERSEY HOTEL-CASINOS

    The Company's wholly owned New Jersey casinos are Bally's Park Place and the Atlantic City Hilton, formerly The Grand. Bally's Park Place, currently the largest four-star hotel in New Jersey, is located at the intersection of Park Place and the Boardwalk in Atlantic City and focuses on high-end players and the mid-market segment, including the mid- to upper mid-market slot player segment. The Atlantic City Hilton is located at the intersection of Boston and Pacific Avenues at the southern end of the Boardwalk in Atlantic City and focuses on personalized service for high-end and mid-market patrons. Each hotel-casino has gaming, convention, dining, shopping, spa, entertainment and indoor and outdoor recreational facilities, as well as popular entertainment featured at each hotel.

    In 1995, Bally's Park Place completed a slot machine upgrade, including replacement of a majority of the inventory with state-of-the-art machines and reconfiguration of its slot machine layout. In 1996, the Atlantic City Hilton began construction of a 300-room hotel tower, including meeting rooms, restaurants and other related amenities, all on a site adjacent to the Atlantic City Hilton, which is scheduled to be completed in mid-1997. In 1995, the Atlantic City Hilton completed a 1,500-seat temporary theater for headline entertainment, sports events and production shows.

    The approximate square footage of the Company's New Jersey casinos is as follows: Bally's Park Place--80,000 square feet (inclusive of 8,500 square feet attributable to the race book); and the Atlantic City Hilton--60,000 square feet (inclusive of 1,500 square feet attributable to the race book).

    RIVERBOAT CASINOS

    Since February 1994, the Company has operated a riverboat casino located adjacent to the New Orleans Hilton Riverside & Towers. The riverboat accommodates 1,500 passengers and has a 20,000-square-foot casino. This vessel is wholly owned by the Company and leased to a joint venture, of which the Company owns a 50% interest. In October 1996, the Company was granted approval by the Louisiana Gaming Control Board to relocate this vessel from New Orleans to Shreveport, Louisiana, where the vessel will operate as a dockside casino on the Red River. The relocation is anticipated to occur in fall 1997. Additionally, the Company has an approximately 50% ownership interest in the entity which owns Bally's Casino*Lakeshore Resort, a 2,500-passenger riverboat casino facility which features a 30,000-square-foot casino. The riverboat operates out of South Shore Harbor on Lake Pontchartrain in Orleans Parish, which is approximately eight miles from the French Quarter of New Orleans. The Company's riverboat casinos feature table games and slot machines similar to those offered at the Company's hotel-casinos in Nevada and New Jersey.

    In October 1996, the Company commenced operation of the Flamingo Casino-Kansas City, a dockside casino complex in Kansas City, Missouri. The wholly owned complex features 30,000 square feet of gaming space and concessions and entertainment facilities. An agreement between Hilton and the Port Authority of Kansas City provides for the Company, subject to certain conditions, to sell 10% of its ownership interest in the complex to locally-based minority interests.

    The Company has a 58% ownership interest in the entity that owns Bally's Saloon*Gambling Hall*Hotel, a dockside casino and hotel in Robinsonville, Mississippi, near Memphis, Tennessee. The property is managed by the Company and features a 40,000-square-foot dockside casino. A 238-room hotel is on an adjacent land-based facility.

    INTERNATIONAL HOTEL-CASINOS

    The Company, through Conrad International, manages three international hotel-casinos which feature table games and slot machines similar to those offered at the Company's hotel-casinos in Nevada and New Jersey.

    In January 1997, Conrad International's new casino in Punta del Este, Uruguay commenced operations. The facility's hotel is scheduled to open in late 1997. See "The Company--Recent Developments-- Development Properties."

    In April 1995, the Company commenced operation of the Conrad International Treasury Casino, Brisbane in Brisbane, Queensland, Australia. This hotel-casino features a 65,000-square-foot casino and has the exclusive right to conduct casino gaming in Brisbane until 2005. The Company has a 19.9% ownership interest in this property.

    The Company also has a 19.9% ownership interest in the Conrad Jupiters, Gold Coast, which opened in 1985. This hotel-casino is located on the Gold Coast in Queensland, Australia, and features a 70,000-square-foot casino.

    CASINO WINDSOR

    The Company and another shareholder of Windsor Casino Limited ("WCL") operate the Casino Windsor, an interim 50,000-square-foot casino in Windsor, Ontario, Canada. The Company, through Conrad International, owns a 50% interest in WCL, which operates this project for the Ontario provincial government. In January 1997, WCL redeemed the shareholder interest of its third original shareholder. The Company anticipates that the interim casino will be replaced by a permanent facility in early 1998, which will include a hotel of approximately 400 rooms, a 75,000-square-foot casino and entertainment and meeting facilities.

    Since December 1995, the Company has chartered a riverboat to the Ontario Provincial government to serve as a complementary facility for Casino Windsor. This vessel provides an additional 25,000 square feet of casino space for the property.

OWNED PROPERTIES

    At March 31, 1997, the following domestic properties were owned, or partially owned, and operated by Hilton:

HOTELS*

                                                              NUMBER OF
NAME AND LOCATION                                           ROOMS/SUITES
----------------------------------------------------------  -------------
Hilton Hawaiian Village, Honolulu, HI(1)..................      2,545
New York Hilton & Towers, New York, NY(2).................      2,041
San Francisco Hilton & Towers, San Francisco, CA(2).......      1,895
Palmer House Hilton, Chicago, IL..........................      1,639
New Orleans Hilton Riverside & Towers, New Orleans,
  LA(3)...................................................      1,600
Chicago Hilton & Towers, Chicago, IL(4)...................      1,543
Waldorf=Astoria, New York, NY.............................      1,380
Hilton Waikoloa Village, Waikoloa, HI(5)..................      1,238
Washington Hilton & Towers, Washington, D.C.(2)...........      1,123
Anchorage Hilton, Anchorage, AK...........................       591
Capital Hilton, Washington, D.C.(2).......................       543
Atlanta Airport Hilton & Towers, Atlanta, GA..............       503
McLean Hilton, McLean, VA(5)..............................       458
Portland Hilton, Portland, OR.............................       455
Rye Town Hilton, Rye Brook, NY(2).........................       438
New Orleans Airport Hilton, New Orleans, LA...............       317
Hilton Suites, Orange, California.........................       230
Hilton Suites, Phoenix, Arizona...........................       226
Hilton Suites, Auburn Hills, Michigan.....................       224
Hilton Suites, Oakbrook Terrace, Illinois(1)..............       212
Hilton Suites, Brentwood, Tennessee.......................       203
Hilton Garden Inn, Southfield, Michigan...................       195
Hilton Garden Inn, Valencia, California(5)................       152

HOTEL-CASINOS
Flamingo Hilton-Las Vegas, Las Vegas, NV..................      3,642
Las Vegas Hilton, Las Vegas, NV...........................      3,174
Bally's Las Vegas, Las Vegas, NV(6).......................      2,814
Reno Hilton, Reno, NV.....................................      2,001
Flamingo Hilton-Laughlin, Laughlin, NV....................      2,000
Bally's Park Place, Atlantic City, NJ.....................      1,265
Flamingo Hilton-Reno, Reno, NV............................       604
Atlantic City Hilton, Atlantic City, NJ...................       509

------------------------

*   Excludes seven owned Hilton hotels subject to ground leases.

 (1) Hilton has equity interests of 50% in joint ventures which own each of the referenced properties.

 (2) Hilton owned 50% of each of the referenced properties prior to the 1996 acquisition of substantially all of The Prudential Insurance Co. of America's ("Prudential") ownership interests in the properties. Hilton currently has an equity interest of over 99% in each of the referenced properties.

 (3) Hilton has a 67.4% equity interest in the joint venture which owns the New Orleans Riverside & Towers.

 (4) Hilton owned 33.3% of the Chicago Hilton & Towers prior to the 1996 acquisition of Prudential's ownership interest in 50% of the property. Hilton currently has an equity interest of approximately 83% of the property.

 (5) Hilton has equity interests of less than 50% in joint ventures which own each of the referenced properties.

 (6) Hilton owns approximately 84% of Bally's Grand, Inc., which owns and operates Bally's Las Vegas.

ENVIRONMENTAL MATTERS

    The Company, like others in its industry, is subject to various Federal, state, local and, in some cases, foreign laws, ordinances and regulations that
(i) govern activities or operations that may have adverse environmental effects, such as discharges to air and water, as well as handling and disposal practices for solid and hazardous or toxic wastes, or (ii) may impose liability for the costs of cleaning up, and certain damages resulting from, sites of past spills, disposals or other releases of hazardous or toxic substances or wastes (together, "Environmental Laws").

    The Company endeavors to maintain compliance with Environmental Laws, but, from time to time, the Company's operations may have resulted or may result in noncompliance or liability for cleanup pursuant to Environmental Laws. In that regard, the Company has been notified of contamination resulting from past disposals of wastes at two sites to which hazardous or non-hazardous wastes may have been sent from Company facilities in the past. Based on information reviewed by and available to the Company, including uncertainty whether a Company facility in fact shipped any wastes to one such site, the number of potentially responsible parties at such sites and, where available, the volume and type of waste sent to each such site, the Company believes that any liability arising from such disposals under Environmental Laws would not have a material adverse effect on its results of operation or financial condition.

    Bally received notice from the current landowner of a prior Bally facility in Chicago, Illinois that the landowner may seek to recover past and future costs of investigating and remediating alleged soil and groundwater contamination at the facility. The Company does not believe that Bally's prior operations at the site have contributed to the alleged contamination; as a result, if the current landowner pursues its claim, the Company expects to vigorously defend against the claim. The Company cannot at this time estimate the potential costs of investigation or cleanup, if any, however, based on currently available information, the Company believes that any such costs would be shared by several parties and, in any event, the cost estimates provided to date indicate that any such liability would not have a material adverse effect on the Company.

                                USE OF PROCEEDS

    The net proceeds to be received by the Company from the sale of the Notes, estimated to be approximately $297 million, are expected to be used to repay a portion of the Company's outstanding commercial paper. As of March 31, 1997, the Company had approximately $827 million in commercial paper outstanding with an average interest rate of approximately 5.7%. Such outstanding indebtedness was incurred primarily to fund the cash tender offers to purchase the outstanding debt securities of certain former Bally subsidiaries and the related consent solicitations.

                                 CAPITALIZATION

    The following table sets forth (i) the actual capitalization of the Company at March 31, 1997, and (ii) the capitalization of the Company at March 31, 1997 as adjusted to give effect to this offering, after deduction of estimated expenses and underwriting discounts and commissions. This information should be read in conjunction with the selected financial data of Hilton presented elsewhere herein and the Company's consolidated financial statements and the notes thereto incorporated by reference into the accompanying Prospectus.

                                                                  MARCH 31, 1997
                                                            --------------------------
                                                               ACTUAL     AS ADJUSTED
                                                            ------------  ------------
                                                                 ($ IN MILLIONS)
CURRENT MATURITIES OF LONG-TERM DEBT:
  Total current maturities of long-term debt..............  $         30  $        30
                                                                  ------       ------
                                                                  ------       ------
LONG-TERM DEBT:
  Industrial development revenue bonds at adjustable
    rates, due 2015.......................................  $         82  $        82
  Senior notes, with an average rate of 7.70%, due 1997 to
    2002..................................................           422          422
  Mortgage notes, 6.30% to 10.40%, due 1997 to 2011.......           130          130
  5% Convertible Subordinated Notes due 2006..............           491          491
  Commercial paper........................................           827          530
  Revolving loans, with average rate of 5.76%.............           800          800
  Other...................................................            10           10
  Notes offered hereby....................................       --               300
      Less current maturities of long-term debt...........           (30)         (30 )
                                                                  ------       ------
      Total long-term debt, net of current maturities.....  $      2,732  $     2,735
                                                                  ------       ------
STOCKHOLDERS' EQUITY:
  Preferred stock--25 million shares authorized at $1.00
    par value:
    Preferred Redeemable Increased Dividend Equity
    Securities, 8% PRIDES, Convertible Preferred Stock....            15           15
  Common stock--400 million shares authorized at $2.50 par
    value.................................................           627          627
  Additional paid-in capital..............................         1,750        1,750
  Retained earnings.......................................           953          953
  Less treasury stock, at cost............................           (81)         (81 )
  Other...................................................            13           13
                                                                  ------       ------
      Total stockholders' equity..........................         3,277        3,277
                                                                  ------       ------
      Total capitalization................................  $      6,009  $     6,012
                                                                  ------       ------
                                                                  ------       ------

                            SELECTED FINANCIAL DATA

    The selected consolidated financial data for Hilton as of and for each of the five years in the period ended December 31, 1996 are derived from the audited consolidated financial statements of Hilton, the unaudited selected consolidated financial data for Hilton for the three month periods ended March 31, 1997 and 1996 are derived from the unaudited consolidated financial statements of Hilton and the selected unaudited pro forma financial data for the periods ended March 31, 1996 and December 31, 1996 are derived from the unaudited pro forma condensed statements of income included herein. The selected consolidated financial data for Bally as of and for each of the periods ended December 31, 1995 have been derived from the audited consolidated financial statements of Bally. The data are qualified in their entirety by, and should be read in conjunction with, Hilton's and Bally's respective consolidated financial statements and the related notes thereto and management's discussion and analysis of results of operations and financial condition, which are set forth in the applicable annual reports, and by the information set forth in "Unaudited Pro Forma Condensed Financial Statements."

                           HILTON HOTELS CORPORATION
               (IN MILLIONS, EXCEPT PER SHARE AMOUNTS AND RATIOS)

                                                  THREE MONTH PERIODS ENDED MARCH
                                                          31, (UNAUDITED)                     YEARS ENDED DECEMBER 31,
                                                 ---------------------------------  --------------------------------------------
                                                   1997        1996        1996        1996       1996(1)     1995       1994
                                                 ---------  -----------  ---------  -----------  ---------  ---------  ---------
                                                           HILTON/BALLY             HILTON/BALLY
                                                             PRO FORMA               PRO FORMA
                                                                                    (UNAUDITED)
INCOME STATEMENT DATA:
  Total revenue................................  $   1,303   $   1,239   $     957   $   5,041   $   3,940  $   3,555  $   3,301
  Total operating income.......................        157         132          79         525         329        355        286
  Net income(2)................................         68          55          37         169          82        173        122
  Net income per share.........................        .26         .21         .19         .64         .41        .89        .63
OTHER FINANCIAL AND OPERATING DATA:
  EBITDA(3)....................................  $     231   $     206   $     127   $     872   $     577  $     543  $     461
  Interest expense.............................         43          41          21         170         170         93         87
  Interest expense, net, from equity
    investments................................          4           3           3          12          12         17         12
  Hotel Segment:
    Revenue....................................        667         616         616       2,517       2,517      2,265      2,112
    EBITDA(3)..................................        111          79          79         392         392        301        240
    Operating income...........................         85          55          55         272         272        208        148
  Gaming Segment:
    Revenue....................................        636         623         341       2,524       1,423      1,290      1,189
    EBITDA(3)..................................        133         133          54         528         233        267        244
    Operating income...........................         85          86          33         305         109        179        166
  Percentage of occupancy
    Hotels (owned or managed)..................         72      --              72          --          74         73         70
    Gaming.....................................         87      --              89          --          88         86         87
  Ratio of earnings to fixed charges(4)........        3.6x     --             3.2x         --         3.3x       3.2x       2.8x
  Cash dividends declared per share............  $     .08      --       $    .075          --   $    .305  $     .30  $     .30


                                                   1993       1992
                                                 ---------  ---------

INCOME STATEMENT DATA:
  Total revenue................................  $   2,901  $   2,650
  Total operating income.......................        235        221
  Net income(2)................................        106        104
  Net income per share.........................        .55        .54
OTHER FINANCIAL AND OPERATING DATA:
  EBITDA(3)....................................  $     411  $     370
  Interest expense.............................         80         67
  Interest expense, net, from equity
    investments................................         15         11
  Hotel Segment:
    Revenue....................................      1,844      1,720
    EBITDA(3)..................................        199        177
    Operating income...........................         96         95
  Gaming Segment:
    Revenue....................................      1,057        930
    EBITDA(3)..................................        234        213
    Operating income...........................        166        151
  Percentage of occupancy
    Hotels (owned or managed)..................         67         66
    Gaming.....................................         86         85
  Ratio of earnings to fixed charges(4)........        2.7x       2.9x
  Cash dividends declared per share............  $     .30  $     .30

                                                                                              AT DECEMBER 31,
                                                            AT MARCH 31,   -----------------------------------------------------
                                                                1997        1996(1)     1995       1994       1993       1992
                                                            -------------  ---------  ---------  ---------  ---------  ---------
BALANCE SHEET DATA:
  Cash, cash equivalents and temporary investments........    $     402    $     438  $     534  $     510  $     568  $     648
  Total assets............................................        7,685        7,577      3,443      3,261      2,952      2,954
  Total debt..............................................        2,762        2,707      1,287      1,289      1,142      1,133
  Total stockholders' equity..............................        3,277        3,211      1,254      1,128      1,057      1,002

                        BALLY ENTERTAINMENT CORPORATION
               (IN MILLIONS, EXCEPT PER SHARE AMOUNTS AND RATIOS)

                                                                                      YEARS ENDED DECEMBER 31,
                                                                            ---------------------------------------------
                                                                                1995            1994            1993
                                                            PERIOD ENDED    -------------   -------------   -------------
                                                            DECEMBER 18,
                                                            -------------
                                                               1996(5)
                                                            -------------
                                                             (UNAUDITED)
INCOME STATEMENT DATA:(6)
  Total revenue(7)........................................  $      1,101    $       1,010   $         933   $         622
  Total operating income(7)...............................           172              173             116             102
  Income (loss) from continuing operations(8).............            56               77              (2)             10
  Net income (loss)(8)(9).................................            56               66             (68)            (46)
  Income (loss) from continuing operations per share......           .83             1.34            (.10)            .16
  Net income (loss) per share.............................           .83             1.15           (1.52)          (1.06)
OTHER FINANCIAL AND OPERATING DATA:(6)
  EBITDA(3)(7)............................................  $        258    $         254   $         208   $         153
  Interest expense........................................           126              132             131              93
  Percentage of occupancy.................................            93               91              90              89
  Ratio of earnings to fixed charges(4)(10)...............           1.6x             1.4x            1.0x            1.2x


                                                                                           AT DECEMBER 31,
                                                                            ---------------------------------------------
                                                                                1995            1994            1993
                                                                            -------------   -------------   -------------
BALANCE SHEET DATA:(6)
  Cash, cash equivalents and temporary investments.......................   $         304   $         184   $         192
  Total assets...........................................................           1,889           1,936           1,992
  Total debt.............................................................           1,290           1,266           1,186
  Total stockholders' equity.............................................             251             294             364


                                                                1992
                                                            -------------

INCOME STATEMENT DATA:(6)
  Total revenue(7)........................................  $         553
  Total operating income(7)...............................             83
  Income (loss) from continuing operations(8).............             --
  Net income (loss)(8)(9).................................             12
  Income (loss) from continuing operations per share......           (.06)
  Net income (loss) per share.............................            .22
OTHER FINANCIAL AND OPERATING DATA:(6)
  EBITDA(3)(7)............................................  $         132
  Interest expense........................................             94
  Percentage of occupancy.................................             84
  Ratio of earnings to fixed charges(4)(10)...............             --

                                                                1992
                                                            -------------
BALANCE SHEET DATA:(6)
  Cash, cash equivalents and temporary investments........  $          26
  Total assets............................................          1,358
  Total debt..............................................            731
  Total stockholders' equity..............................            410

                                                   (FOOTNOTES ON FOLLOWING PAGE)

------------------------

 (1) The 1996 Hilton selected financial data reflects the Merger with Bally consummated on December 18, 1996 and includes the combined operations of Hilton and the former Bally properties from December 18, 1996 through December 31, 1996.

 (2) Net income for Hilton in 1996 includes an extraordinary loss on extinguishment of debt of $74 million ($.38 per share). Net income for Hilton in 1993 includes a credit of $3 million ($.02 per share) resulting from the implementation of new accounting standards for income taxes and post-retirement benefits other than pensions.

 (3) Hilton's EBITDA for the three month periods ended March 31, 1997 and 1996 and the years ended December 31, 1996, 1995, 1994, 1993 and 1992 include unallocated corporate expense of $13 million, $6 million, $48 million, $25 million, $23 million, $22 million and $20 million, respectively, which has not been included in Hotel Segment--EBITDA or Gaming Segment--EBITDA. EBITDA consists of operating income plus depreciation, amortization and noncash charges. EBITDA is presented supplementally because management believes some investors find it useful. This information should not be considered as an alternative to any measure of performance or liquidity as promulgated under generally accepted accounting principles (such as net income or cash provided by or used in operating, investing and financing activities) nor should it be considered as an indicator of the overall financial performance of Hilton and Bally.

 (4) The ratio of earnings to fixed charges is calculated by dividing (i) income
    (loss) from continuing operations before income taxes and minority interests plus fixed charges (adjusted for capitalized interest) by (ii) fixed charges. Fixed charges consist of interest incurred (expensed or capitalized) and the portion of rent expense which is deemed representative of interest.

 (5) The selected financial data for Bally represents the period from January 1, 1996 to December 18, 1996 (the date Bally merged with and into Hilton). This unaudited data is derived from the accounting records of Bally, as adjusted for Merger related costs.

 (6) Bally's Las Vegas has been consolidated with Bally since December 1, 1993 as a result of Bally's controlling interest in Bally's Grand, Inc. at that date. Prior to December 1, 1993, Bally's investment in Bally's Grand, Inc. was principally recorded under the equity method of accounting. In addition, Bally's New Orleans commenced operation of its riverboat casino in July 1995 and Bally's Mississippi reopened its dockside casino in December 1995.

 (7) Total revenue and total operating income for Bally for the period ended December 18, 1996 and the years ended December 31, 1995, 1994, 1993 and 1992 exclude interest income of $28 million, $14 million, $9 million, $6 million and $3 million, respectively, to conform to the financial presentation of Hilton.

 (8) Income from continuing operations and net income for Bally for the year ended December 31, 1995 include a credit of $41 million ($.76 per share) for certain adjustments to the prior years' income taxes. Loss from continuing operations and net loss for the year ended December 31, 1994 include a charge (net of taxes) of $9 million to write off certain assets which were abandoned upon the relocation of Bally's Mississippi's operations closer to Memphis, Tennessee.

 (9) Net income (loss) for Bally includes losses from discontinued operations of $11 million ($.20 per share), $46 million ($.98 per share) and $20 million ($.43 per share) for the years ended December 31, 1995, 1994 and 1993, respectively, and net income for the year ended December 31, 1992 includes income from discontinued operations of $1 million ($.01 per share). Net income for the year ended December 31, 1992 includes an extraordinary gain of $11 million ($.27 per share) and net income (loss) for the years ended December 31, 1994 and 1993 includes extraordinary losses of $20 million ($.44 per share) and $9 million ($.18 per share), respectively. In addition, net loss for the year ended December 31, 1993 includes a charge for the cumulative effect of change in accounting for income taxes of $28 million ($.61 per share).

(10) Bally's earnings were insufficient to cover fixed charges for the year ended December 31, 1992 by $7 million.

               UNAUDITED PRO FORMA CONDENSED FINANCIAL STATEMENTS

    The unaudited pro forma condensed statements of income are based upon the historical consolidated financial statements of Hilton and should be read in conjunction with those consolidated financial statements and related notes. The Bally unaudited historical data for the three month period ended March 31, 1996 and the period from January 1, 1996 to December 18, 1996 is derived from the accounting records of Bally, as adjusted for Merger related costs.

    The unaudited pro forma condensed statements of income for the three month period ended March 31, 1996 and the year ended December 31, 1996 give effect to
(i) the acquisition of Bally applying the purchase method of accounting, (ii) certain adjustments that are directly attributable to the Merger and anticipated to have continuing impact, including certain estimated operational benefits and
(iii) an assumed refinancing of Bally's existing indebtedness, as if the acquisition was consummated as of January 1, 1996.

    The unaudited pro forma condensed statements of income have been prepared based on assumptions deemed appropriate by Hilton and does not purport to be indicative of future results or what would have occurred had the acquisition been made as of January 1, 1996.

                           HILTON HOTELS CORPORATION

               UNAUDITED PRO FORMA CONDENSED STATEMENT OF INCOME

                   FOR THE THREE MONTHS ENDED MARCH 31, 1996

                    (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

                                                                          BALLY
                                                     HILTON HOTELS    ENTERTAINMENT       PRO FORMA         HILTON HOTELS
                                                      CORPORATION      CORPORATION          MERGER           CORPORATION
                                                      HISTORICAL     HISTORICAL (1)      ADJUSTMENTS         AS ADJUSTED
                                                     -------------   ---------------   ----------------     -------------
Revenue:
  Casino...........................................  $        200    $          223    $    --              $        423
  Rooms............................................           426                24         --                       450
  Food and beverage................................           215                19         --                       234
  Franchise fees...................................            10          --               --                        10
  Other............................................           106                16         --                       122
                                                     -------------           ------          ------         -------------
                                                              957               282         --                     1,239
                                                     -------------           ------          ------         -------------

Expenses:
  Casino...........................................           112               116         --                       228
  Rooms............................................           123                 8         --                       131
  Food and beverage................................           165                17         --                       182
  Other expenses, including remittances to
    owners.........................................           469                89              (1)(2)(3)           557
  Corporate expense................................             9                 5              (5)(2)                9
                                                     -------------           ------          ------         -------------
                                                              878               235              (6)               1,107
                                                     -------------           ------          ------         -------------

Operating income...................................            79                47               6                  132
  Interest and dividend income.....................             7                 5         --                        12
  Interest expense.................................           (21)              (34)             14(4)               (41)
  Interest expense, net, from equity investments...            (3)         --               --                        (3)
                                                     -------------           ------          ------         -------------

Income from continuing operations before income tax
  and minority interest............................            62                18              20                  100
  Provision for income taxes.......................            24                 7              11(5)                42
  Minority interest, net...........................             1                 2         --                         3
                                                     -------------           ------          ------         -------------
Income from continuing operations..................  $         37    $            9    $          9         $         55
                                                     -------------           ------          ------         -------------
                                                     -------------           ------          ------         -------------
Income from continuing operations
  per share........................................  $        .19                                           $        .21
                                                     -------------                                          -------------
                                                     -------------                                          -------------
Average common and equivalent shares...............           195                                                    262
                                                     -------------                                          -------------
                                                     -------------                                          -------------

                                                  (FOOTNOTES ON FOLLOWING PAGES)

                           HILTON HOTELS CORPORATION

               UNAUDITED PRO FORMA CONDENSED STATEMENT OF INCOME

                      FOR THE YEAR ENDED DECEMBER 31, 1996

                    (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

                                                                          BALLY
                                                                      ENTERTAINMENT
                                                     HILTON HOTELS     CORPORATION        PRO FORMA         HILTON HOTELS
                                                      CORPORATION      HISTORICAL           MERGER           CORPORATION
                                                      HISTORICAL         (1)(6)          ADJUSTMENTS         AS ADJUSTED
                                                     -------------   ---------------   ----------------     -------------
Revenue:
  Casino...........................................  $        857    $          875    $    --              $      1,732
  Rooms............................................         1,734                91         --                     1,825
  Food and beverage................................           857                73         --                       930
  Franchise fees...................................            43          --               --                        43
  Other............................................           449                62         --                       511
                                                     -------------           ------          ------         -------------
                                                            3,940             1,101         --                     5,041
                                                     -------------           ------          ------         -------------

Expenses:
  Casino...........................................           466               443         --                       909
  Rooms............................................           508                31         --                       539
  Food and beverage................................           674                69         --                       743
  Other expenses, including remittances to
    owners.........................................         1,911               368              (6)(2)(3)         2,273
  Corporate expense................................            52                18             (18)(2)               52
                                                     -------------           ------          ------         -------------
                                                            3,611               929             (24)               4,516
                                                     -------------           ------          ------         -------------

Operating income...................................           329               172              24                  525
  Interest and dividend income.....................            38                30         --                        68
  Interest expense.................................           (88)             (126)             44(4)              (170)
  Interest expense, net, from equity investments...           (12)         --               --                       (12)
                                                     -------------           ------          ------         -------------

Income from continuing operations before income tax
  and minority interest............................           267                76              68                  411
  Provision for income taxes.......................           106                16              37(5)               159
  Minority interest, net...........................             5                 4         --                         9
                                                     -------------           ------          ------         -------------
Income from continuing operations..................  $        156    $           56    $         31         $        243
                                                     -------------           ------          ------         -------------
                                                     -------------           ------          ------         -------------
Income from continuing operations
  per share........................................  $        .79                                           $        .93
                                                     -------------                                          -------------
                                                     -------------                                          -------------
Average common and equivalent shares...............           197                                                    262
                                                     -------------                                          -------------
                                                     -------------                                          -------------

                                                  (FOOTNOTES ON FOLLOWING PAGES)

                          NOTES TO UNAUDITED PRO FORMA
                         CONDENSED FINANCIAL STATEMENTS

    The following table sets forth the determination and allocation of the purchase price based on a market value of $28.16 per share of common stock of Hilton, $2.50 par value per share (the "Hilton Common Stock").

                                                                                                           (IN
                                                                                                        MILLIONS)
                                                                                                       -----------
  Merger exchange of shares (53.2 million shares of common stock of Bally, $.66 2/3 par value per share (the "Bally Common Stock"), converted to Hilton Common Stock and 14.8 million shares of
    Preferred Redeemable Increased Dividend Equity Securities, 8% PRIDES, Convertible Preferred
    Stock, $1.00 par value per share, of Bally (the "Bally PRIDES") converted to Preferred Redeemable
    Increased Dividend Equity Securities, 8% PRIDES, Convertible Preferred Stock, $1.00 par value per
    share, of Hilton (the "Hilton PRIDES") at a common stock equivalent ratio of .92 to one).........   $   1,883
  Assumption of Bally debt...........................................................................       1,219
  Transaction costs and expenses.....................................................................          38
                                                                                                       -----------
  Purchase price.....................................................................................   $   3,140
                                                                                                       -----------
                                                                                                       -----------

The allocation of the purchase price is as follows:

  Land...............................................................................................   $     463
  Buildings, vessels and furniture, fixtures and equipment...........................................       1,801
  Goodwill...........................................................................................       1,296
  Other, net.........................................................................................        (420)
                                                                                                       -----------
                                                                                                        $   3,140
                                                                                                       -----------
                                                                                                       -----------

------------------------

 (1) There are no significant adjustments required to the historical financial data of Bally to conform to the accounting policies of Hilton. Certain reclassifications have been made to the historical amounts of Bally to conform the financial presentation of the two companies. Specifically, selling, general and administrative expenses and depreciation and amortization have been reclassified to other costs and expenses, and interest income has been reclassified from other revenue to interest and dividend income. Other reclassifications made to conform the financial presentation are not material to the unaudited pro forma condensed financial statements.

 (2) To record certain estimated operational efficiencies derived from the historical cost of those items which are expected to be eliminated or reduced as a result of the Merger. The elimination of duplicative corporate office and operational support functions is estimated to reduce other expenses and corporate expense by $4 million and $5 million, respectively, for the three month period ended March 31, 1996 and $19 million and $18 million, respectively, for the year ended December 31, 1996.

 (3) To adjust depreciation expense due to the revaluation and change in useful life of acquired property and equipment and adjust goodwill amortization resulting from the allocation of the purchase price of Bally. Depreciation expense is reduced $4 million for the three month period ended March 31, 1996 and $14 million for the year ended December 31, 1996. Goodwill amortization is increased $7 million for the three month period ended March 31, 1996 and $27 million for the year ended December 31, 1996. Goodwill is amortized over 40 years.

                          NOTES TO UNAUDITED PRO FORMA
                   CONDENSED FINANCIAL STATEMENTS (CONTINUED)

 (4) Pro forma results are adjusted by refinancing the balance of Bally debt, including refinancing costs, with available Hilton debt capacity under its revolving bank line of credit at an average floating rate of 5.94% for the three month period ended March 31, 1996 and the year ended December 31, 1996.

    The refinancing decreases interest expense by $14 million for the three month period ended March 31, 1996 and $44 million for the year ended December 31, 1996 due to lower interest rates.

 (5) To record the tax effect of pro forma adjustments to depreciation expense, interest expense and cost reductions associated with estimated operational efficiencies. The amortization of goodwill is not deductible for tax purposes.

 (6) The Bally historical balances include activity for the period January 1, 1996 through December 18, 1996, the effective date of the Merger, as adjusted for Merger related costs.

                            REGULATION AND LICENSING

    The ownership and operation of casino gaming facilities are subject to extensive governmental regulation. The Company holds gaming licenses or permits in each jurisdiction in which it operates gaming activities (individually, a "Gaming License" and collectively, "Gaming Licenses"). Under provisions of Nevada, New Jersey, Mississippi, Missouri, Louisiana and other gaming laws, and the Company's Restated Certificate of Incorporation, as amended, certain securities of the Company are subject to restrictions on ownership which may be imposed by specified governmental authorities. Such restrictions may require the holder to dispose of the securities or, if the holder refuses to make such disposition, the Company may be obligated to repurchase the securities.

    The Nevada Gaming Commission (the "Nevada Commission"), the New Jersey Casino Control Commission (the "New Jersey Commission"), the Mississippi Gaming Commission, the Louisiana Gaming Control Board and the Missouri Gaming Commission (collectively, the "Gaming Authorities"), may also, among other things, limit, condition, suspend or revoke a Gaming License or approval to own the stock or joint venture interests of any of the Company's operations in such licensing authority's jurisdiction, for any cause deemed reasonable by such licensing authority. Substantial fines or forfeiture of assets for violations of gaming laws or regulations may be levied against the Company, such subsidiaries and joint ventures and the persons involved. The suspension or revocation of any of the Company's Gaming Licenses or the levy on the Company of substantial fines or forfeiture of assets could have a material adverse effect on the business of the Company.

    In certain jurisdictions, the Company may not make a public offering of its securities without the prior approval of the applicable Gaming Authorities if the securities or the proceeds therefrom are intended to be used to construct, acquire or finance gaming facilities in such jurisdictions, or to retire or extend obligations incurred for such purposes.

    To date, the Company has obtained all Gaming Licenses necessary for the operation of its gaming activities. Gaming Licenses and related approvals, however, are deemed to be privileges under the laws of the jurisdictions in which the Company conducts gaming activities, and no assurances can be given that any new Gaming Licenses that may be required in the future will be granted or that existing Gaming Licenses will not be revoked or suspended.

    NEVADA GAMING LAWS. The ownership and operation of casino gaming facilities in Nevada are subject to (i) the Nevada Gaming Control Act and the regulations promulgated thereunder (the "Nevada Act") and (ii) various local regulations. Hilton's gaming operations are subject to the licensing and regulatory control of the Nevada Commission, the Nevada State Gaming Control Board (the "Nevada Board"), and, depending on the facility's location, the Clark County Liquor and Gaming Licensing Board (the "CCB") and the City of Reno. The Nevada Commission, the Nevada Board, the CCB and the City of Reno are collectively referred to as the "Nevada Gaming Authorities."

    Each subsidiary of the Company, including the subsidiaries of Bally acquired pursuant to the Merger, that operates a casino in Nevada (individually, a "Corporate Licensee" and collectively, the "Corporate Licensees") is required to be licensed by the Nevada Gaming Authorities. The Company is required to be registered by the Nevada Commission as a publicly traded corporation ("Registered Corporation") and as such, it is required periodically to submit detailed financial and operating reports to the Nevada Commission and furnish any other information that the Nevada Commission may require.

    The Nevada Commission may, in its discretion, require the holder of any debt security of a Registered Corporation to file applications, be investigated and be found suitable to own such debt security of a Registered Corporation. If the Nevada Commission determines that a person is unsuitable to own such security, then pursuant to the Nevada Act, the Registered Corporation can be sanctioned, including the loss of its approvals, if without the prior approval of the Nevada Commission, it (i) pays to the unsuitable person any dividend, interest or any distribution whatsoever; (ii) recognizes any voting right by such unsuitable person in connection with such securities; (iii) pays the unsuitable person remuneration in any form; or (iv) makes any payment to the unsuitable person by way of principal, redemption, conversion, exchange, liquidation or similar transaction.

    The Nevada Commission granted the Company prior approval to make public offerings for a period of one year, expiring on September 20, 1997, subject to certain conditions (the "Shelf Approval"). The Shelf Approval, however, may be rescinded for good cause without prior notice upon the issuance of an interlocutory stop order by the Chairman of the Nevada Board.

    Changes in control of Hilton through merger, consolidation, stock or asset acquisitions, management or consulting agreements, or any act or conduct by a person whereby such person obtains control, may not occur without the prior approval of the Nevada Commission. Entities seeking to acquire control of a Registered Corporation must satisfy the Nevada Board and Nevada Commission in a variety of stringent standards prior to assuming control of such Registered Corporation. The Nevada Commission may also require controlling stockholders, officers, directors and other persons having a material relationship or involvement with the entity proposing to acquire control, to be investigated and licensed as part of the approval process relating to the transaction.

    NEW JERSEY GAMING LAWS. The ownership and operations of hotel-casino facilities in Atlantic City, New Jersey are subject to extensive state regulation under the New Jersey Casino Control Act (the "Act"). No hotel-casino facility may operate unless various licenses and approvals are obtained from New Jersey regulatory authorities, including the New Jersey Commission. In November 1996, the New Jersey Commission found the Company qualified to own a casino licensee. The New Jersey Commission is authorized under the Act to adopt regulations covering a broad spectrum of gaming and gaming related activities and to prescribe the methods and forms of applications for licenses. The New Jersey Commission has jurisdiction similar to that of the Nevada Commission over the holders and beneficial owners of the debt and equity securities issued by the Company and may also require their investigation and approval.

    Consistent with the foregoing, each holder of a Note, by accepting any Note, will be deemed to have agreed to be bound by the requirements imposed on holders of debt securities of the Company by the gaming authority of any jurisdiction in which the Company or any of its subsidiaries conducts or proposes to conduct gaming activity. See "Description of Notes--Compliance with Gaming Laws". In addition, the Indenture governing the Notes provides that each holder and beneficial owner thereof, by accepting or otherwise acquiring an interest in any of the Notes, shall be deemed to have agreed that if the gaming authority of any jurisdiction in which the Company or any of its subsidiaries conducts or proposes to conduct gaming requires that a person who is a holder or beneficial owner must be licensed, qualified or found suitable under applicable gaming laws, such holder or beneficial owner shall apply for a license, qualification or finding of suitability within the required time period. If such person fails to apply or become licensed or qualified or is found unsuitable, the Company shall have the right, at its option, (i) to require such person to dispose of its Notes or beneficial interest therein within 30 days of receipt of notice of the Company's election or such earlier date as may be requested or prescribed by such Gaming Authority or (ii) to redeem such Notes at a redemption price equal to the lesser of (A) such person's cost or (B) 100% of the principal amount thereof, plus accrued and unpaid interest to the earlier of the redemption date and the date of the finding of unsuitability, which may be less than 30 days following the notice of redemption if so requested or prescribed by the Gaming Authority. The Company shall notify the Trustee under the Indenture in writing of any such redemption as soon as practicable. The Company shall not be responsible for any costs or expenses any such holder or beneficial owner may incur in connection with its application for a license, qualification or finding of suitability.

    MISSISSIPPI GAMING LAWS. The ownership and operation of casino gaming facilities in Mississippi are subject to extensive state and local regulation, but primarily the licensing and regulatory control of the Mississippi Gaming Commission and the Mississippi State Tax Commission. An owner and operator of casino gaming facilities in Mississippi and its related holding companies must register under the Mississippi

Gaming Control Act (the "Mississippi Act") and its gaming operations are subject to the licensing and regulatory control of the Mississippi Gaming Commission and various local, city and county regulatory agencies. Although not identical, the Mississippi Act is similar to the Nevada Act. The adopted regulations of the Mississippi Gaming Commission are also similar in many respects to the Nevada gaming regulations, including the requirement that any person or entity who acquired any security of an owner and operator of casino gaming facilities may be subject to a suitability finding.

    MISSOURI GAMING LAWS. The Missouri Gaming Law extensively regulates owning and operating riverboat gaming facilities in Missouri. Generally, a licensed company and its officers, directors, employees, related subsidiaries and significant shareholders are subject to such extensive regulation. The initial license and first subsequent license renewal for an excursion gambling boat operator generally is for a period of one year. The Missouri Gaming Commission (the "MGC"), however, may reopen license hearings and may terminate a license or impose additional regulations upon a licensee at any time during the term of a license. In addition to the owner's license and operator's license for the riverboat, individuals participating in gaming operations are required to obtain an occupational license from the MGC. Applicants and licensees are responsible for keeping the application and any requested materials current, and this responsibility continues throughout any period of licensure. In addition, Missouri has extensive licensing disclosure requirements.

    The foregoing is only a summary of the regulatory requirements applicable to the Company. For a more detailed description of the regulatory requirements applicable to the Company, including under Louisiana and other gaming laws, and the Company's Restated Certificate of Incorporation, as amended, see "Additional Information--Regulation and Licensing" in the Company's Annual Report on Form 10-K for the year ended December 31, 1996, incorporated by reference herein.

                              DESCRIPTION OF NOTES

    The Notes offered hereby constitute a series of Debt Securities (which are more fully described in the accompanying Prospectus) to be issued pursuant to an indenture (the "Indenture") between the Company and BNY Western Trust Company, as trustee (the "Trustee"). The following description of the particular terms of the Notes supplements, and to the extent inconsistent therewith replaces, the description of the general terms and provisions of the Debt Securities set forth in the Prospectus, to which description reference is hereby made. The terms of the Notes include those provisions contained in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (the "TIA"). The Notes are subject to all such terms, and holders of Notes are referred to the Indenture and the TIA for a statement thereof. The following summary of certain provisions of the Indenture does not purport to be complete and is subject to and qualified in its entirety by reference to the Indenture, including the definitions therein of certain defined terms used below and not otherwise defined below. Copies of the Indenture and the Notes are available for inspection at the office of the Trustee located at 700 South Flower Street, 2nd Floor, Corporate Trust Department, Los Angeles, California 90071. As used in this section "Description of Notes," the "Company" refers to Hilton Hotels Corporation, exclusive of its subsidiaries.

GENERAL

    The Notes will be direct, senior unsecured obligations of the Company and will rank equally with all other senior unsecured indebtedness of the Company from time to time outstanding. The Notes will be effectively subordinated to mortgage and other secured indebtedness of the Company and to indebtedness and other liabilities of the Company's Subsidiaries; such indebtedness was approximately $134 million as of March 31, 1997.

    As of March 31, 1997, after giving effect to the sale of the Notes offered hereby and the application of the net proceeds therefrom, the total outstanding indebtedness of the Company and its Subsidiaries would have been approximately $2.8 billion. Subject to the limitations set forth in the Notes as described below under "--Additional Covenants of the Company," the Indenture will permit the Company and its Subsidiaries to incur additional secured and unsecured indebtedness.

    The Notes will be issued only in fully registered book-entry form without coupons in denominations of $1,000 and integral multiples thereof, except under the limited circumstances described below under "--Book-Entry, Delivery and Form."

    Reference is made to the section entitled "Description of Debt Securities" in the accompanying Prospectus and "--Additional Covenants of the Company" below for a description of the covenants applicable to the Notes. Compliance with such covenants generally may not be waived by the Trustee unless the holders of at least a majority in principal amount of all outstanding Notes consent to such waiver; PROVIDED, HOWEVER, that the Company need not comply with such covenants in the event it elects to comply with the defeasance or covenant defeasance provisions of the Indenture described under "Description of Debt Securities--Defeasance of Debt Securities or Certain Covenants in Certain Circumstances" in the accompanying Prospectus. The Company and the Trustee may amend the terms of the covenants set forth below under "--Additional Covenants of the Company" with the written consent of the holders of not less than a majority in principal amount of the outstanding Notes.

    Except as described under "Description of Debt Securities--Merger, Consolidation or Sale of Assets" in the accompanying Prospectus, "--Interest Rate and Maturity" or "--Additional Covenants of the Company" below, the Indenture does not contain any other provisions that would afford holders of the Notes protection in the event of (i) a highly leveraged or similar transaction involving the Company, (ii) a change of control, or (iii) a reorganization, restructuring, merger or similar transaction involving the Company that may adversely affect the holders of the Notes. In addition, subject to the limitations set forth under "Description of Debt Securities--Merger, Consolidation or Sale of Assets" in the accompanying Prospectus, the Company may, in the future, enter into certain transactions such as the sale of all or substantially all of its assets or the merger or consolidation of the Company with another entity that would increase the amount of the Company's indebtedness or substantially reduce or eliminate the Company's assets, which may have an adverse effect on the Company's ability to service its indebtedness, including the Notes.

INTEREST RATE AND MATURITY

    As a result of the Company's offer to acquire ITT Corporation, announced on January 27, 1997, the Company's current senior unsecured debt rating by (i) Moody's of Baa1 is under review for possible downgrade and (ii) S&P of BBB+ is on CreditWatch with negative implications. The Notes are currently subject to a potential Acquisition Related Rating Change because of such announcement.

    The interest rate payable on the Notes shall be subject to adjustment in the event of an Acquisition Related Rating Change. The "Initial Interest Rate" means 7.375% per annum. The Notes shall bear interest at the Initial Interest Rate from the date of issuance of the Notes to but excluding the calendar day, if any, on which the first Acquisition Related Rating Change occurs. Each calendar day on which an Acquisition Related Rating Change occurs is a "Reset Date." Beginning with each Reset Date, if any (unless such Reset Date occurs between a record date and an Interest Payment Date (as defined herein) in which case beginning on such Interest Payment Date), the Notes shall bear interest at the rate per annum equal to the Adjusted Coupon as set forth in the table below (if only one rating is available) or the average of the Moody's and S&P Adjusted Coupons (if both ratings are available) shown in the table below, according to the applicable ratings of Moody's and S&P in effect at the close of business on that Reset Date; PROVIDED, HOWEVER, that if either such rating is B1 or below by Moody's or B+ or below by S&P, independent of the other rating, then the Notes shall bear interest at a rate per annum equal to 9.525%, subject to change on the next Reset Date, if any. In the event (i) there has been an Acquisition Related Rating Change relating to an Acquisition Event, and (ii) either (a) the consummation of such Acquisition Event has not occurred and as a result the Company's senior unsecured debt rating is increased by either

S&P or Moody's, or (b) within 365 days following the consummation of such Acquisition Event the Company's senior unsecured debt rating is changed by either S&P or Moody's, then the interest rate on the Notes will be reset based on the methodology set forth above (with such change in rating taking the place of an Acquisition Related Rating Change in such methodology).

          RATING CATEGORY
------------------------------------  ADJUSTED
    MOODY'S              S&P           COUPON
----------------  ------------------  ---------
 Baa3 or above      BBB- or above        7.375%
      Ba1                BB+             8.025%
      Ba2                 BB             8.375%
      Ba3                BB-             8.775%
  B1 or below        B+ or below         9.525%

    When any change in the interest rate on the Notes occurs during any interest payment period, the amount of interest to be paid with respect to such period shall be calculated at a rate per annum equal to the weighted average of the interest rate in effect immediately prior to such change and the Adjusted Coupon or Initial Interest Rate, as applicable, in effect during such interest payment period, calculated by multiplying each such rate by the number of days such rate is in effect during each month of such interest payment period, determining the sum of such products and dividing such sum by the number of days in such interest payment period. All calculations pursuant to the preceding sentence and of interest on the Notes will be computed on the basis of a year of twelve 30-day months, and all such changes shall be announced promptly by the Company in a written press release detailing the days during which any such interest rate has been (and assuming no further change in interest rate prior to the next applicable record date, will be) in effect during such interest payment period and the amount of the interest payment due on the next Interest Payment Date (as defined herein) (assuming no further change in interest rate prior to the next applicable record date).

    In the event the Company elects to defease the Notes pursuant to the defeasance provisions of the Indenture as described in the accompanying prospectus under "Defeasance of Debt Securities or Certain Covenants in Certain Circumstances," the interest rate in effect for the Notes on the date of the irrevocable deposit of the money and/or U.S. Government Obligations as trust funds in trust for the benefit of the holders of the Notes shall be the rate used by the Company in calculating the requisite interest and principal payments necessary to defease the Notes (the "Defeasance Coupon"). The Adjusted Coupon and the Defeasance Coupon shall not thereafter be affected by any change in rating.

    Interest on the Notes shall be payable semiannually in arrears on June 1 and December 1 of each year, commencing on December 1, 1997 (each, an "Interest Payment Date"), to the person in whose name a Note (or any predecessor Note) is registered at the close of business on May 15 or November 15, as the case may be, next preceding such Interest Payment Date.

    The Notes will mature on June 1, 2002. The Notes are not subject to any redemption or sinking fund provisions.

ADDITIONAL COVENANTS OF THE COMPANY

    Reference is made to the section entitled "Description of Debt Securities" in the accompanying Prospectus for a description of certain covenants applicable to the Notes. In addition to the foregoing, the following covenants of the Company will apply to the Notes for the benefit of the holders of the Notes:

    LIMITATION ON LIENS. Other than as set forth below under "--Exempted Liens and Sale and Lease-Back Transactions," neither the Company nor any Restricted Subsidiary will create, assume or suffer to exist any Lien (i) upon any Principal Property, (ii) upon any shares of capital stock of any Restricted Subsidiary owned by the Company or any Restricted Subsidiary or (iii) securing Debt of any Restricted Subsidiary, without equally and ratably securing the Notes with (or prior to) the Debt secured by such

Lien, for so long as such Debt shall be so secured, PROVIDED, HOWEVER, that this limitation will not apply to (a) Liens existing on the date of issuance of the Notes; (b) Liens existing (i) on property at the time of acquisition thereof by the Company or a Restricted Subsidiary (whether such property is acquired through a merger, a consolidation or otherwise), or (ii) on property or securing Debt of, or an equity interest in, any corporation, partnership or other entity at the time such corporation, partnership or other entity becomes a Restricted Subsidiary; (c) Liens to secure Debt with respect to all or any part of the acquisition cost or the cost of construction or improvement of property, PROVIDED, such Debt is incurred and related Liens are created within 24 months of the acquisition, completion of construction or improvement or commencement of full operation, whichever is later, and such Debt does not exceed the aggregate amount of the acquisition cost and/or the construction cost thereof; (d) Liens on shares of capital stock or property of a Restricted Subsidiary to secure Debt with respect to all or part of the acquisition cost of such Restricted Subsidiary, PROVIDED that such Debt is incurred and related Liens are created within 24 months of the acquisition of such Restricted Subsidiary and such Debt does not exceed the acquisition cost of such Restricted Subsidiary; (e) Liens to secure Debt incurred to construct additions to, or to make Capital Improvements to, properties of the Company or any Restricted Subsidiary, PROVIDED such Debt is incurred and related Liens are created within 24 months of completion of construction or Capital Improvements and such indebtedness does not exceed the cost of such construction or Capital Improvements; (f) Liens in favor of the Company or another Restricted Subsidiary; (g) Liens to secure Debt on which interest payments are exempt from Federal income tax under Section 103 of the Internal Revenue Code of 1986, as amended; (h) Liens on the capital stock, partnership or other equity interests of the Company or any Restricted Subsidiary in any Joint Venture or any Restricted Subsidiary which owns an equity interest in such Joint Venture to secure Debt, PROVIDED the amount of such Debt is contributed and/or advanced solely to such Joint Venture; (i) any extension, renewal or replacement, in whole or in part, of any Liens referred to in the foregoing clauses (a) through (h) or of any Debt secured thereby, including premium, if any, PROVIDED that the aggregate principal amount secured does not exceed (x) the greater of (i) the principal amount secured thereby at the time of such extension, renewal or replacement, or, as the case may be, repayment or extinguishment and (ii) 80% of the fair market value (in the opinion of the Company's board of directors) of the properties subject to such extension, renewal or replacement plus (y) any reasonable fees and expenses associated with such extension, renewal or replacement, and PROVIDED, FURTHER, that in the case of a replacement thereof, such Debt is incurred and related Liens are created within 24 months of the repayment or extinguishment of the Debt or Liens referred to in the foregoing clauses (a) through (h); (j) purchase money liens on personal property; (k) Liens to secure payment of workers' compensation or insurance premiums, or relating to tenders, bids or contracts (except contracts for the payment of money); (l) Liens in connection with tax assessments or other governmental charges, or as security required by law or governmental regulation as a condition to the transaction of any business or the exercise of any privilege or right; (m) mechanic's, materialman's, carrier's or other like Liens, arising in the ordinary course of business; and (n) Liens in favor of any domestic or foreign government or governmental body in connection with contractual or statutory obligations.

    LIMITATION ON SALE AND LEASE-BACK TRANSACTIONS. Other than as provided below under "--Exempted Liens and Sale and Lease-Back Transactions," neither the Company nor any Restricted Subsidiary will enter into any arrangement with any lessor (other than the Company or a Restricted Subsidiary), providing for the lease to the Company or a Restricted Subsidiary for a period of more than three years (including renewals at the option of the lessee) of any Principal Property that has been or is to be sold or transferred by the Company or such Restricted Subsidiary to such lessor or to any other Person, and for which funds have been or are to be advanced by such lessor or other Person on the security of the leased property ("Sale and Lease-Back Transaction"), unless either (a) the Company or such Restricted Subsidiary would be entitled, pursuant to the provisions described in clauses (a) through (n) under "--Limitation on Liens" above, to create, assume or suffer to exist a Lien on the property to be leased without equally and ratably securing the Notes, or (b) an amount equal to (i) the greater of the net cash proceeds of such sale or the fair market value of such property (in the opinion of the Company's board of directors) less (ii) the fair market value (in the opinion of the Company's board of directors) of any noncash proceeds of the sale of such property (PROVIDED such noncash proceeds constitute "Principal Property," acquired on the date the property sold in the Sale and Lease-Back Transaction was acquired by the Company or any of its Restricted Subsidiaries), is applied within 180 days to the retirement or other discharge of the Notes or Debt ranking on a parity with the Notes.

    EXEMPTED LIENS AND SALE AND LEASE-BACK TRANSACTIONS. Notwithstanding the restrictions set forth in "--Limitation on Liens" and "--Limitation on Sale and Lease-Back Transactions," the Company or any Restricted Subsidiary may create, assume or suffer to exist Liens or enter into Sale and Lease-Back Transactions not otherwise permitted as described above, PROVIDED that at the time of such event, and after giving effect thereto, the sum of outstanding Debt secured by such Liens (not including Liens permitted under "--Limitation on Liens" above) plus all Attributable Debt in respect of such Sale and Lease-Back Transactions entered into (not including Sale and Lease-Back Transactions permitted under "Limitation on Sale and Lease-Back Transactions"), measured, in each case, at the time any such Lien is incurred or any such Sale and Lease-Back Transaction is entered into, by the Company and Restricted Subsidiaries does not exceed 15% of Consolidated Net Tangible Assets.

COMPLIANCE WITH GAMING LAWS

    Each holder of a Note, by accepting any Note, shall be deemed to have agreed to be bound by the requirements imposed on holders of debt securities of the Company by the gaming authority of any jurisdiction of which the Company or any of its subsidiaries conducts or proposes to conduct gaming activities. For a description of the regulatory requirements applicable to the Company, see "Regulation and Licensing" herein and "Additional Information--Regulation and Licensing" in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996 incorporated by reference herein.

CERTAIN DEFINITIONS

    "Acquisition Event" means a transaction or series of transactions that constitute related steps that are part of a single transaction, with respect to which a Public Notice has been given at any time on or before June 2, 2000, the aggregate consideration of which exceeds $1,000,000,000, and which involves a merger or consolidation, whether direct or indirect, of any Person, with or into the Company or of the Company with or into any Person, or any sale, transfer or other conveyance, whether direct or indirect, of any assets of any Person to the Company or of substantially all of the assets of the Company to any Person.

    "Acquisition Related Rating Change" means the occurrence on or within 90 days after the date of a Public Notice (which period shall be extended so long as the rating of the Company's senior unsecured debt is (i) under review by Moody's, other than for possible upgrade or (ii) on CreditWatch by S&P, other than with positive implications) of a decrease in the rating of the Company's senior unsecured debt by Moody's or S&P attributable in whole or in part, directly or indirectly, to an Acquisition Event.

    "Attributable Debt" with respect to any Sale and Lease-Back Transaction that is subject to the restrictions described under "--Limitation on Sale and Lease-Back Transactions" means the present value of the minimum rental payments called for during the term of the lease (including any period for which such lease has been extended), determined in accordance with generally accepted accounting principles, discounted at a rate that, at the inception of the lease, the lessee would have incurred to borrow over a similar term the funds necessary to purchase the leased assets.

    "Capital Improvements" means additions to properties or renovations or refurbishing of properties which are designed to substantially upgrade such properties or significantly modernize the operation thereof.

    "Debt" means notes, bonds, debentures or other similar evidences of Debt for borrowed money or any guarantee of any of the foregoing.

    "Joint Venture" means any partnership, corporation or other entity, in which up to and including 50% of the partnership interests, outstanding voting stock or other equity interest is owned, directly or indirectly, by the Company and/or one or more Subsidiaries.

    "Lien" means any mortgage, pledge, lien, encumbrance or other security interest to secure payment of Debt.

    "Moody's" means Moody's Investors Service, Inc.

    "Principal Property" means any real estate or other physical facility or depreciable asset, the net book value of which on the date of determination exceeds the greater of $25 million or 2% of Consolidated Net Tangible Assets of the Company.

    "Public Notice" means a written press release, governmental filing or statement of a representative of the Company reported in the media announcing that the Company has engaged, will engage, intends or seeks to engage in an Acquisition Event.

    "Restricted Subsidiary" means any Subsidiary of the Company organized and existing under the laws of the United States of America and the principal business of which is carried on within the United States of America (x) which owns, or is a lessee pursuant to a capital lease of, any Principal Property or
(y) in which the investment of the Company and all its Subsidiaries exceeds 5% of Consolidated Net Tangible Assets as of the date of such determination other than, in the case of either clause (x) or (y), (i) each Subsidiary whose business primarily consists of finance, banking, credit, leasing, insurance, financial services or other similar operations, or any combination thereof, (ii) each Subsidiary formed or acquired after the date hereof for the purpose of developing new assets or acquiring the business or assets of another Person and which does not acquire any part of the business or assets of the Company or any Restricted Subsidiary and (iii) Subsidiaries whose principal business is conducting the Company's timeshare businesses.

    "S&P" means Standard & Poor's Corporation.

    "Subsidiary" means any corporation of which at least a majority of the outstanding stock having by the terms thereof ordinary voting power to elect a majority of the directors of such corporation is, at the time, directly or indirectly, owned by the Company or by one or more Subsidiaries thereof, or by the Company and one or more Subsidiaries.

BOOK-ENTRY, DELIVERY AND FORM

    Except as set forth below, the Notes will initially be issued in the form of one or more registered Notes in global form (the "Global Notes"). Each Global Note will be deposited on the date of the closing of the sale of the Notes (the "Closing Date") with, or on behalf of, The Depository Trust Company (the "Depositary") and registered in the name of Cede & Co., as nominee of the Depositary.

    DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds securities that its participants ("Participants") deposit with DTC. DTC also facilitates the settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations ("Direct Participants"). DTC is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("Indirect Participants"). The rules applicable to DTC and its Participants are on file with the Securities and Exchange Commission.

    The Company expects that pursuant to procedures established by the Depositary (i) upon deposit of the Global Notes, the Depositary will credit the accounts of Participants designated by the Underwriters with an interest in the applicable Global Notes and (ii) ownership of the Notes evidenced by the Global Notes will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by the Depositary (with respect to the interests of Participants), the Participants and the Indirect Participants. The laws of some states require that certain persons take physical delivery in definitive form of securities that they own and that security interests in negotiable instruments can only be perfected by delivery of certificates representing the instruments. Consequently, the ability to transfer Notes evidenced by the Global Notes will be limited to such extent.

    So long as the Depositary or its nominee is the registered owner of a Note, the Depositary or such nominee, as the case may be, will be considered the sole owner or holder of the Notes represented by the Global Notes for all purposes under the Indenture. Except as provided below, owners of beneficial interests in a Global Note will not be entitled to have Notes represented by such Global Note registered in their names, will not receive or be entitled to receive physical delivery of Notes in certificated form ("Certificated Notes"), and will not be considered the owners or holders thereof under the Indenture for any purpose, including with respect to the giving of any directions, instructions or approvals to the Trustee thereunder. As a result, the ability of a person having a beneficial interest in Notes represented by a Global Note to pledge such interest to persons or entities that do not participate in the Depositary's system, or to otherwise take actions with respect to such interest, may be affected by the lack of a physical certificate evidencing such interest.

    Neither the Company nor the Trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of Notes by the Depositary, or for maintaining, supervising or reviewing any records of the Depositary relating to such Notes.

    Payments with respect to the principal of, premium, if any, and interest on, any Note represented by a Global Note registered in the name of the Depositary or its nominee on the applicable record date will be payable by the Trustee to, or at the direction of, the Depositary or its nominee in its capacity as the registered holder of the Global Note representing such Notes under the Indenture. Under the terms of the Indenture, the Company and the Trustee may treat the persons in whose names the Notes, including the Global Notes, are registered as the owners thereof for the purpose of receiving such payments and for any and all other purposes whatsoever. Consequently, neither the Company nor the Trustee has or will have any responsibility or liability for the payment of such amounts to beneficial owners of Notes (including principal, premium, if any, or interest), or to immediately credit the accounts of the relevant Participants with such payment, in amounts proportionate to their respective holdings in principal amount of beneficial interests in the Global Note as shown on the records of the Depositary. Payments by the Participants and the Indirect Participants to the beneficial owners of Notes will be governed by standing instructions and customary practice and will be the responsibility of the Participants or the Indirect Participants.

    CERTIFICATED NOTES

    If (i) the Company notifies the Trustee in writing that the Depositary is no longer willing or able to act as a depositary and the Company is unable to locate a qualified successor within 90 days or (ii) the Company, at its option, notifies the Trustee in writing that it elects to cause the issuance of Notes in certificated form under the Indenture, then, upon surrender by the Depositary of the applicable Global Notes, Certificated Notes will be issued to each person that the Depositary identifies as the beneficial owner of the Notes represented by such Global Notes. In addition, subject to the conditions set forth in the Indenture, any person having a beneficial interest in a Global Note may, upon request to the Trustee, exchange such beneficial interest for Notes in the form of Certificated Notes. Upon any such issuance, the Trustee is required to register such Certificated Notes in the name of such person or persons (or the nominee of any thereof), and cause the same to be delivered thereto.

    Neither the Company nor the Trustee shall be liable for any delay by the Depositary or any Participant or Indirect Participant in identifying the beneficial owners of the Notes, and the Company and the Trustee may conclusively rely on, and shall be protected in relying on, instructions from the Depositary for all purposes (including with respect to the registration and delivery, and the respective principal amounts, of the Notes to be issued).

    The information in this section concerning the Depositary and the Depositary's book-entry system has been obtained from sources that the Company believes to be reliable. The Company will have no responsibility for the performance by the Depositary or its Participants of their respective obligations as described hereunder or under the rules and procedures governing their respective operations.

SAME-DAY FUNDS SETTLEMENT AND PAYMENT

    Settlement for the Notes will be made by the Underwriters (as defined herein) in immediately available funds. Payments in respect of the Notes represented by the Global Notes (including principal, premium, if any, and interest) will be made in immediately available funds to the accounts specified by the Depositary. With respect to Notes represented by Certificated Notes, the Company will make all payments of principal, premium, if any, and interest, by mailing a check to the registered address of each holder of such Notes. The Notes will trade in the Depositary's Same-Day Funds Settlement System until maturity, or until the Notes are issued in certificated form, and secondary market trading activity in the Notes will therefore be required by the Depositary to settle in immediately available funds. No assurance can be given as to the effect, if any, of settlement in immediately available funds on trading activity in the Notes.

                   CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

    The following discussion is a summary of certain Federal income tax consequences expected to result from the purchase, ownership and disposition of the Notes by holders acquiring the Notes on original issue for cash. This summary is based upon current provisions of the Internal Revenue Code of 1986, as amended (the "Code"), applicable Treasury regulations, judicial authority and administrative rulings and practice, any of which may be altered with retroactive effect thereby changing the Federal income tax consequences discussed below. There can be no assurance that the Internal Revenue Service (the "IRS") will not take a contrary view, and no ruling from the IRS has been or will be sought.

    The tax treatment of a holder of Notes may vary depending upon such holder's particular situation. Certain holders (including, but not limited to, certain financial institutions, insurance companies, broker-dealers, foreign corporations, nonresident alien individuals and persons holding the Notes as part of a "straddle," "hedge" or "conversion transaction") may be subject to special rules not discussed below. This discussion is limited to holders who will hold the Notes as "capital assets" (generally, property held for investment) within the meaning of Section 1221 of the Code. PROSPECTIVE INVESTORS SHOULD CONSULT THEIR TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE NOTES, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL, FOREIGN OR OTHER TAX LAWS.

RECOGNITION OF INTEREST INCOME

    Although not free from doubt, the Company intends to take the position that the Notes are not subject to the contingent payment obligation rules of Section 1271 ET SEQ. of the Code and accordingly, a holder of Notes will recognize interest income with respect to the Notes in accordance with the holder's normal method of accounting.

    ALTERNATIVE TREATMENT. The IRS may instead assert that the Notes be treated as "contingent payment obligations" under the Code and the Treasury Regulations promulgated thereunder. In this event, the Company would be required to construct a projected payment schedule for the Notes (which would be delivered to holders) and holders generally would be required to recognize interest income on a constant yield basis based on the projected payment schedule, with certain adjustments if actual payments differ from projected payments. Under this characterization, holders of Notes could be required to include amounts in income prior to the receipt of cash payments attributable to such income.

SALE, RETIREMENT OR OTHER TAXABLE DISPOSITION

    In general, a holder of a Note will recognize gain or loss upon the sale, retirement or other taxable disposition of such Note in an amount equal to the difference between (i) the amount of cash and the fair market value of property received in exchange therefor (except to the extent attributable to the payment of accrued interest, which generally will be taxable to a holder as ordinary income) and (ii) the holder's adjusted tax basis in such Note. A holder's tax basis in a Note generally will be equal to the price paid for such Note. Any gain or loss recognized on the sale, retirement, or other taxable disposition of a Note generally will be capital gain or loss, and will be long-term capital gain or loss if the Note had been held for more than one year.

BACKUP WITHHOLDING

    A holder of Notes may be subject to backup withholding at the rate of 31% with respect to interest paid on, and gross proceeds from a sale of, the Notes unless (i) such holder is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact or (ii) provides a correct taxpayer identification number, certifies as to no loss of exemption from backup withholding and otherwise complies with applicable requirements of the backup withholding rules. A holder of Notes who does not provide the Company with his or her correct taxpayer identification number may be subject to penalties imposed by the IRS.

    The Company will report to the holders of the Notes and the IRS the amount of any "reportable payments" (including any interest paid or accrued on the Notes) and any amount withheld with respect to the Notes during the calendar year.

                                  UNDERWRITING

    Subject to the terms and conditions set forth in an underwriting agreement (the "Underwriting Agreement"), the Company has agreed to sell to each of the underwriters named below (the "Underwriters"), severally, and each of the Underwriters has severally agreed to purchase, the principal amount of Notes set forth opposite its name below, at the public offering price set forth on the cover page of this Prospectus Supplement, less the underwriting discount:

                                                               PRINCIPAL AMOUNT
                         UNDERWRITER                               OF NOTES
-------------------------------------------------------------  ----------------
Donaldson, Lufkin & Jenrette Securities Corporation..........    $120,000,000
Merrill Lynch, Pierce, Fenner & Smith
          Incorporated.......................................      90,000,000
J.P. Morgan Securities Inc...................................      90,000,000
                                                               ----------------
        Total                                                    $300,000,000
                                                               ----------------
                                                               ----------------

    The Underwriting Agreement provides that the obligations of the several Underwriters thereunder are subject to certain conditions precedent, including the delivery of certain legal opinions by their counsel. The Company has agreed in the Underwriting Agreement to indemnify the Underwriters and their controlling persons against certain liabilities in connection with the offer and sale of the Notes, including liabilities under the Securities Act, and to contribute to payments that the Underwriters may be required to make in respect thereof. The nature of the Underwriters' obligations is such that the Underwriters are committed to purchase all of the Notes if any of the Notes are purchased by them.

    The Underwriters have advised the Company that they propose initially to offer the Notes to the public at the public offering price set forth on the cover page of this Prospectus Supplement, and to certain dealers at such price less a concession not in excess of .375% of the principal amount. The Underwriters may allow, and such dealers may reallow, a discount not in excess of .25% of the principal amount of the Notes to certain other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

    The Company does not intend to list the Notes on any securities exchange. The Company has been advised by the Underwriters that, following the completion of this offering, the Underwriters presently intend to make a market in the Notes as permitted by applicable laws and regulations. The Underwriters, however, are under no obligation to do so and may discontinue any market-making activities at any time at the sole discretion of the Underwriters. No assurance can be given as to the liquidity of any trading market for the Notes.

    Until the distribution of the Notes is completed, rules of the Securities and Exchange Commission may limit the ability of the Underwriters and certain selling group members to bid for and purchase the Notes. As an exception to these rules, the Underwriters are permitted to engage in certain transactions that stabilize the price of the Notes. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Notes.

    If the Underwriters create a short position in the Notes in connection with this offering (i.e., if they sell more Notes than are set forth on the cover page of this Prospectus Supplement), the Underwriters may reduce that short position by purchasing Notes in the open market.

    The Underwriters may also impose a penalty bid on selling group members. This means that if the Underwriters purchase Notes in the open market to reduce the Underwriters' short position or to stabilize the price of the Notes, they may reclaim the amount of the selling concession from the selling group members who sold those Notes as part of the offering.

    In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases. The imposition of a penalty bid might also have an effect on the price of a security to the extent that it were to discourage resales of the security.

    Neither the Company nor any of the Underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Notes. In addition, neither the Company nor any of the Underwriters makes any representation that the Underwriters will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

    Certain of the Underwriters and their respective affiliates have, from time to time, performed various investment banking and commercial banking services for the Company, for which they have received usual and customary fees. Affiliates of each of Merrill Lynch, Pierce, Fenner & Smith Incorporated and J.P. Morgan Securities Inc. are commercial paper placement agents under the Company's commercial paper program. The Company intends to use the net proceeds from the sale of the Notes to repay commercial paper outstanding. See "Use of Proceeds." As a result, the offering of the Notes is being made pursuant to the provisions of Rule 2710(c)(8) of the Conduct Rules of The National Association of Securities Dealers, Inc. Donaldson, Lufkin & Jenrette Securities Corporation is acting as dealer manager in connection with the ITT Tender Offer and is acting as financial advisor to the Company in connection with its effort to acquire ITT. See "The Company--Recent Developments--The ITT Offer."

                                 LEGAL MATTERS

    Certain legal matters relating to the issuance and sale of the Notes will be passed upon for the Company by Latham & Watkins, Los Angeles, California. Certain legal matters relating to the offering will be passed upon for the Underwriters by Skadden, Arps, Slate, Meagher & Flom LLP, Los Angeles, California.

PROSPECTUS

                                 $1,000,000,000

                                     [LOGO]

                        DEBT SECURITIES, PREFERRED STOCK
                  DEPOSITARY SHARES, COMMON STOCK AND WARRANTS
                               ------------------

    Hilton Hotels Corporation, a Delaware Corporation (the "Company" or "Hilton"), may offer from time to time in one or more series (i) its debt securities consisting of debentures, notes or other evidences of indebtedness (the "Debt Securities"), (ii) shares or fractional shares of its preferred stock, par value $1.00 per share (the "Preferred Stock"), (iii) shares of its Preferred Stock represented by depositary shares (the "Depositary Shares"), (iv) shares of its common stock, par value $2.50 per share (the "Common Stock"), or
(iv) warrants to purchase Common Stock, Preferred Stock, Depositary Shares or Debt Securities (the "Warrants"), with an aggregate public offering price of up to $1,000,000,000 (or the equivalent if the securities are denominated in foreign currency or foreign currency units). The Debt Securities, Preferred Stock, Depositary Shares, Common Stock and Warrants (collectively, the "Offered Securities") may be offered, separately or together, in one or more separate classes or series and in amounts, at prices and on terms to be determined at the time of offering and to be set forth in one or more supplements to this Prospectus (each, a "Prospectus Supplement").

    The specific terms of the Offered Securities in respect of which this Prospectus is being delivered will be set forth in the applicable Prospectus Supplement and will include, where applicable: (i) in the case of Debt Securities, the specific designation, aggregate principal amount, designated currency (or currency unit), purchase price, maturity, interest rate (or manner of calculation thereof), time of payment of interest (if any), terms (if any) for the subordination, redemption or conversion thereof, and any other specific terms of the Debt Securities; (ii) in the case of Preferred Stock, the specific designation, number of shares, liquidation preference, purchase price, dividend, voting, redemption and conversion provisions and any other specific terms of the Preferred Stock; (iii) in the case of Depositary Shares, the aggregate number of shares offered, the fractional share of Preferred Stock represented by each such Depositary Share and the purchase price; (iv) in the case of Common Stock, the number of shares, purchase price and terms of the offering and sale thereof; and
(v) in the case of Warrants, the specific designation, number, duration, purchase price, exercise price, detachability and any other terms in connection with the offering, sale and exercise of the Warrants, as well as the terms on which and the securities for which such Warrants may be exercised.

    The applicable Prospectus Supplement will also contain information, where applicable, about certain material United States Federal income tax considerations relating to, and any listing on a securities exchange of, the Offered Securities covered by such Prospectus Supplement.
 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
     EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
         PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
            REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
 NONE OF THE NEVADA GAMING COMMISSION, THE NEVADA STATE GAMING CONTROL BOARD,
   THE NEW JERSEY CASINO CONTROL COMMISSION NOR THE REGULATORY AUTHORITY OF
       ANY OTHER STATE HAS PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
         PROSPECTUS OR THE INVESTMENT MERITS OF THE SECURITIES OFFERED
            HEREBY. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

    The Offered Securities may be offered to or through underwriters, dealers or agents designated from time to time, as set forth in the applicable Prospectus Supplement, and may be offered to other purchasers directly by the Company. Certain terms of the offering and sale of Offered Securities, including, where applicable, the names of any underwriters, dealers or agents, any applicable commissions, discounts and other items constituting compensation of such underwriters, dealers or agents, and the proceeds to the Company from such sale, will be set forth in the accompanying Prospectus Supplement. See "Plan of Distribution" for possible indemnification arrangements for underwriters, dealers and agents.

    No Offered Securities may be sold without delivery of the applicable Prospectus Supplement describing the method and terms of the offering of the Offered Securities.
                            ------------------------

                 THE DATE OF THIS PROSPECTUS IS APRIL 10, 1997

    No person has been authorized to give any information or to make any representations in connection with this offering other than those contained or incorporated by reference in this Prospectus and any accompanying Prospectus Supplement in connection with the offering described herein and therein, and, if given or made, such information or representations must not be relied upon as having been authorized by the Company or by any underwriter, dealer or agent. Neither this Prospectus nor any Prospectus Supplement shall constitute an offer to sell or a solicitation of an offer to buy Offered Securities in any jurisdiction in which it is unlawful for such person to make such an offering or solicitation. Neither the delivery of this Prospectus or any Prospectus Supplement nor any sale made hereunder shall under any circumstances imply that the information contained or incorporated by reference herein or in any Prospectus Supplement is correct as of any date subsequent to the date hereof or of such Prospectus Supplement.

    IN CONNECTION WITH THE OFFERING OF CERTAIN OFFERED SECURITIES, THE UNDERWRITERS FOR SUCH OFFERING MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICES OF SUCH SECURITIES OR OTHER SECURITIES OF THE COMPANY AT LEVELS ABOVE THOSE WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                             AVAILABLE INFORMATION

    The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-3 (including all amendments thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Offered Securities. This Prospectus and any Prospectus Supplement do not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the Offered Securities, reference is hereby made to the Registration Statement and the exhibits and schedules thereto. Any statements contained herein concerning the provisions of any document filed as an exhibit to the Registration Statement or otherwise filed with the Commission are not necessarily complete, and in each instance reference is made to the copy of such document so filed. Each such statement is qualified in its entirety by such reference.

    The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements, registration statements and other information with the Commission. Such reports, proxy statements, registration statements and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices located at Seven World Trade Center, 13th Floor, New York, New York 10048, and at 500 West Madison Street, Room 1400, Chicago, Illinois 60661. Copies of such materials can be obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission also maintains a site on the World Wide Web at http://www.sec.gov which contains reports and other information regarding registrants that file electronically with the Commission. Certain securities of the Company are listed on the New York Stock Exchange and the Pacific Stock Exchange. Reports, proxy statements and other information concerning the Company can also be inspected and copied at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005 and the Pacific Stock Exchange, 301 Pine Street, San Francisco, California 94104, and 618 South Spring Street, Los Angeles, California 90014.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The following documents, which the Company has filed with the Commission pursuant to the Exchange Act, are hereby incorporated by reference in, and shall be deemed to be a part of, this Prospectus.

        (a) Annual Report on Form 10-K for the fiscal year ended December 31, 1996 (the "Form 10-K");

        (b) Current Report on Form 8-K dated December 20, 1996;

        (c) Description of the Company's Common Stock included in a Registration Statement on Form 8-A filed with the Commission on May 18, 1986;

        (d) Description of the Rights included in a Registration Statement on Form 8-A filed with the Commission on July 22, 1988; and

        (e) Description of the Company's Preferred Redeemable Increased Dividend Equity Securities, 8% PRIDES, Convertible Preferred Stock included in a Registration Statement on Form 8-A filed with the Commission on November 25, 1996.

    All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering made hereby shall be deemed to be incorporated by reference into this Prospectus and to be a part thereof from the respective dates of filing of such documents. Any statement contained in this Prospectus or in any Prospectus Supplement or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus and any Prospectus Supplement to the extent that a statement contained herein or in any Prospectus Supplement (or in any other subsequently filed document which also is incorporated or deemed to be incorporated by reference in this Prospectus) modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed to constitute a part of this Prospectus or any Prospectus Supplement except as so modified or superseded.

    This Prospectus incorporates documents by reference which are not presented herein or delivered herewith. The Company will provide without charge to any person to whom this Prospectus is delivered, on the written or oral request of such person, a copy of any or all of the foregoing documents incorporated herein by reference (other than exhibits to such documents unless such exhibits are specifically incorporated by reference therein). Requests should be directed to the attention of Cheryl L. Marsh, Vice President and Corporate Secretary, Hilton Hotels Corporation, 9336 Civic Center Drive, Beverly Hills, California 90210 (telephone number (310) 278-4321).

                                  THE COMPANY

    The Company is a leading owner and operator of full service hotels and hotel-casinos in the United States. The Hilton name is one of the best recognized and most respected lodging brands in the world. The Company owns, leases and operates major lodging and gaming properties in gateway cities, urban and suburban centers and resort areas.

    On December 18, 1996, Hilton consummated a merger with Bally Entertainment Corporation ("Bally"), pursuant to which Bally was merged with and into Hilton (the "Merger"), with Hilton surviving the Merger. Pursuant to the Merger, Hilton acquired Bally's interests in casinos and casino hotel resorts, including Bally's Park Place Casino - Resort and The Grand casino hotel resort in Atlantic City, New Jersey; Bally's Las Vegas casino hotel resort in Las Vegas, Nevada; Bally's Casino -STAR- Lakeshore Resort, a riverboat casino on Lake Pontchartrain in New Orleans, Louisiana; and Bally's Saloon -STAR-Gambling Hall -STAR- Hotel, a dockside casino and hotel in Robinsonville, Mississippi near Memphis, Tennessee.

    The Company's executive offices are located at 9336 Civic Center Drive, Beverly Hills, California 90210, and its telephone number is (310) 278-4321.

                                USE OF PROCEEDS

    Except as otherwise set forth in the accompanying Prospectus Supplement, the Company intends to use the net proceeds from the sale of the Offered Securities for general corporate purposes, which may include the repayment, redemption or repurchase of existing indebtedness, additions to working capital, the acquisition of, or investment in, new or existing properties and the financing of capital expenditures. Funds not required immediately for such purposes may be invested temporarily in short-term investment grade securities.

                      RATIOS OF EARNINGS TO FIXED CHARGES

    The following table sets forth the Company's unaudited ratios of earnings to fixed charges for the periods indicated.

              YEARS ENDED DECEMBER 31,
-----------------------------------------------------
  1992       1993       1994       1995       1996
---------  ---------  ---------  ---------  ---------
2.9              2.7        2.8        3.2       3.3x


    The ratio of earnings to fixed charges is calculated by dividing (i) income before income taxes and minority interest plus fixed charges (adjusted for capitalized interest) by (ii) fixed charges. Fixed charges consist of interest incurred (expensed or capitalized) and the portion of rent expense which is deemed representative of interest.

                         DESCRIPTION OF DEBT SECURITIES

    The following sets forth certain general terms and provisions of the Indenture (as defined below) under which the Debt Securities are to be issued. The particular terms of the Debt Securities will be set forth in a Prospectus Supplement relating to such Debt Securities.

    The Debt Securities offered hereby will be issued under one or more indentures, each dated as of a date on or before the issuance of the Debt Securities to which it relates and in the form that has been filed as an exhibit to the Registration Statement of which this Prospectus is a part, subject to such amendments or supplements as may be adopted from time to time. Each such indenture (the "Indenture") will be entered into between the Company, as obligor, and a trustee chosen by the Company (the "Trustee") and qualified to act as such under the Trust Indenture Act of 1939, as amended (the "TIA"). The following summary of certain provisions of the Indenture does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all provisions of the Indenture, including the definitions therein of certain terms which are not otherwise defined in this Prospectus. The terms of the Indenture are also governed by certain provisions contained in the TIA. Certain capitalized terms used below but not defined herein have the meanings ascribed to them in the Indenture.

GENERAL

    The Debt Securities will be direct obligations of the Company, which may be secured or unsecured, and which may be senior or subordinated indebtedness of the Company. The Indenture provides that the Debt Securities may be issued without limit as to aggregate principal amount, in one or more series, in each case as established from time to time in or pursuant to authority granted by a Board Resolution or as established in one or more indentures supplemental to the Indenture. All Debt Securities of one series need not be issued at the same time and, unless otherwise provided, a series may be reopened, without the consent of the holders of the Debt Securities of such series, for issuances of additional Debt Securities of such series.

    The Indenture provides that there may be more than one Trustee thereunder, each with respect to one or more series of Debt Securities. Any Trustee under the Indenture may resign or be removed with respect to one or more series of Debt Securities, and a successor Trustee may be appointed to act with respect to such series. In the event that two or more persons are acting as Trustees with respect to different series of Debt Securities, each such Trustee shall be a Trustee of a trust under the Indenture separate and apart from the trust administered by any other Trustee thereunder, and, except as otherwise indicated herein, any action described herein to be taken by the Trustee may be taken by each such Trustee with respect to, and only with respect to, the one or more series of Debt Securities for which it is Trustee under the Indenture.

    Reference is made to the Prospectus Supplement relating to the series of Debt Securities being offered for the specific terms thereof, including:

         (1)  The title of such Debt Securities;

         (2) The aggregate principal amount of such Debt Securities and any limit on such aggregate principal amount;

         (3) The percentage of the principal amount at which such Debt Securities will be issued and, if other than the principal amount thereof, the portion of the principal amount thereof payable upon declaration of acceleration of the maturity or upon redemption thereof and the rate or rates at which original issue discount ("OID") will accrue;

         (4) The date or dates on which the principal of such Debt Securities will be payable (or the method by which such date or dates will be determined);

         (5) The rate or rates (which may be fixed or variable) and, if applicable, the method used to determine the rate, at which such Debt Securities will bear interest, if any, the date or dates from which such interest will accrue, and the circumstances, if any, in which the Company may defer interest payments, the dates on which such interest shall be payable and the record date for the interest payable on any interest payment date;

         (6) The place or places where principal of, premium, if any, and interest on such Debt Securities will be payable (or the method of such payment), and such Debt Securities may be surrendered for conversion or registration of transfer or exchange;

         (7) The obligation, if any, of the Company to redeem or purchase such Debt Securities pursuant to any sinking fund or analogous provisions or at the option of a holder thereof and the right, if any, of the Company to redeem such Debt Securities and the period or periods within which, the price or prices at which, and the terms and conditions upon which, such Debt Securities may be redeemed;

         (8) The denominations in which such Debt Securities are issuable, if other than denominations of $1,000 and any integral multiple thereof;

         (9) Whether such Debt Securities are to be issued at a discount and the portion of the principal amount of such Debt Securities that shall be payable upon acceleration, if other than the principal amount thereof;

        (10) Provisions, if any, for the defeasance or discharge of certain of the Company's obligations with respect to such Debt Securities, which provisions may be in addition to, in substitution for, or in modification of (or any combination of the foregoing), the provisions of the Indenture;

        (11)  Whether such Debt Securities will be in registered or bearer form;

        (12) The currency or currencies in which payment of principal of and interest on such Debt Securities will be made;

        (13) If payments of principal of, premium, if any, or interest on the Debt Securities are to be made in currency other than the denominated currency, the manner in which the exchange rate with respect to such payments will be determined;

        (14) The manner in which the amounts of payment of principal of, premium, if any, or interest on such Debt Securities will be determined, if such amounts may be determined by reference to an index based on a currency or currencies other than that in which such Debt Securities are denominated or designated to be payable or by reference to a commodity, commodity index, stock exchange index or financial index;

        (15) Any addition to, or modification or deletion of, any Events of Default or covenants set forth in the Indenture;

        (16) A discussion of any material and/or special United States Federal income tax considerations applicable to such Debt Securities;

        (17) Any depositaries, trustees, interest rate calculation agents, exchange rate calculation agents or other agents with respect to the Debt Securities other than those originally appointed;

        (18) Whether such Debt Securities will be issued in the form of one or more global securities and whether such global securities are to be issuable in a temporary global form or permanent global form;

        (19) Any rights of the holders of Debt Securities to convert the Debt Securities into other securities or property of the Company and, if so, the terms and conditions, which may be in addition to or in lieu of the provisions contained in the Indenture, upon which such Debt Securities will be convertible;

        (20) The terms, if any, on which such Debt Securities will be subordinate to other debt of the Company;

        (21)  Any listing of the Debt Securities on a securities exchange;

        (22) The provisions, if any, relating to any security provided for such Debt Securities; and

        (23) Any other terms of such Debt Securities, which other terms will not be inconsistent with the provisions of the Indenture.

    The Debt Securities may be sold at a discount below their principal amount. Even if the Debt Securities are not issued at a discount below their principal amount, such securities may, for United States Federal income tax purposes, be deemed to have been issued with OID because of certain interest payment characteristics. Special United States Federal income tax considerations applicable to Debt Securities issued with OID will be described in more detail in any applicable Prospectus Supplement. In addition, special United States Federal tax considerations or other restrictions or terms applicable to any Debt Securities issuable in bearer form, offered exclusively to foreigners, or denominated in a currency other than United States dollars will be set forth in a Prospectus Supplement relating thereto.

MERGER, CONSOLIDATION OR SALE OF ASSETS

    The Indenture provides that the Company may not consolidate or merge with or into, or sell, assign, convey, transfer or lease its properties and assets substantially in their entirety (computed on a consolidated basis) to, another corporation, person or entity unless (i) either (a) in the case of a merger or consolidation, the Company is the surviving person or (b) the successor or transferee is a corporation organized under the laws of the United States, any state thereof or the District of Columbia and expressly assumes, by supplemental indenture, all the obligations of the Company under the Debt Securities and the Indenture, and (ii) immediately after such transaction no Default or Event of Default shall exist.

DENOMINATIONS, REGISTRATION AND TRANSFER

    Unless specified in the Prospectus Supplement, the Debt Securities of any series shall be issuable only as Registered Securities in denominations of $1,000, and any integral multiple thereof, and shall be payable only in U.S. dollars. The Indenture also provides that Debt Securities of a series may be issuable in global form. See "Global Securities."

    Unless otherwise indicated in the Prospectus Supplement, Bearer Securities (other than in global form) will have Coupons attached.

    Registered Securities of any series will be exchangeable for other Registered Securities of the same series of like aggregate principal amount and of like Stated Maturity and with like terms and conditions. If so specified in the applicable Prospectus Supplement, at the option of the holder thereof, to the extent permitted by law, any Bearer Security of any series which by its terms is registrable as to principal and interest may be exchanged for a Registered Security of such series of like aggregate principal amount and of a like Stated Maturity and with like terms and conditions, upon surrender of such Bearer Security at the corporate trust office of the applicable Trustee or at any other office or agency of the Company designated for the purpose of making any such exchanges. Subject to certain exceptions, any Bearer Security issued with Coupons surrendered for exchange must be surrendered with all unmatured Coupons and any matured Coupons in default attached thereto.

    Notwithstanding the foregoing, the exchange of Bearer Securities for Registered Securities will be subject to the provisions of United States Federal income tax laws and regulations applicable to Debt Securities in effect at the time of such exchange.

    Except as otherwise specified in the Prospectus Supplement, in no event may Registered Securities including Registered Securities received in exchange for Bearer Securities, be exchanged for Bearer Securities.

    Upon surrender for registration of transfer of any Registered Security of any series at the office or agency of the Company maintained for such purpose, the Company shall deliver, in the name of the designated transferee, one or more new Registered Securities of the same series of like aggregate principal amount of such denominations as are authorized for Registered Securities of such series and of a like Stated Maturity and with like terms and conditions. No service charge will be made for any transfer or exchange of Debt Securities, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

    The Company shall not be required (i) to register, transfer or exchange Debt Securities of any series during a period beginning at the opening of business 15 days before the day of the transmission of a notice of redemption of Debt Securities of such series selected for redemption and ending at the close of business on the day of such transmission, or (ii) to register, transfer or exchange any Debt Security so selected for redemption in whole or in part, except the unredeemed portion of any Debt Security being redeemed in part.

EVENTS OF DEFAULT

    Events of Default defined in the Indenture with respect to Debt Securities of any series are: (a) default in the payment of any interest upon any Debt Security of that series when it becomes due and payable, and continuance of such default for a period of 30 days; (b) default in the payment of principal of or premium, if any, on any Debt Security of that series when due; (c) default in the deposit of any sinking fund payment, when and as due in respect of any Debt Security of that series; (d) default in the performance, or breach, of any covenant or warranty of the Company in the Indenture (other than a covenant or warranty that has been included in the Indenture solely for the benefit of a series of Debt Securities other than that series), which default continues uncured for a period of 60 days after written notice to the Company by the applicable Trustee or to the Company and the applicable Trustee by the holders of at least 25% in principal amount of the outstanding Debt Securities of that series as provided in the Indenture; (e) the acceleration of the maturity of any indebtedness of the Company (other than Non-recourse Indebtedness (as defined below)), at any one time, in an amount in excess of the greater of (i) $25 million and (ii) 5% of Consolidated Net Tangible Assets (as defined below), if such acceleration is not annulled within 30 days after written notice to the Company by the Trustee and the holders of at least 25% in principal amount of the outstanding Debt Securities of that series; and (f) certain events of bankruptcy, insolvency or reorganization in respect of the Company. The Prospectus Supplement may provide for any other Event of Default with respect to Debt Securities of that particular series.

    "Non-recourse Indebtedness" means indebtedness the terms of which provide that the lender's claim for repayment of such indebtedness is limited solely to a claim against the property which secures such indebtedness.

    "Consolidated Net Tangible Assets" means the total amount of assets (including investments in Joint Ventures) of the Company and its subsidiaries (less applicable depreciation, amortization and other valuation reserves) after deducting therefrom (a) all current liabilities of the Company and its subsidiaries (excluding (i) the current portion of long-term indebtedness, (ii) intercompany liabilities and (iii) any liabilities which are by their terms renewable or extendible at the option of the obligor thereon to a time more than 12 months from the time as of which the amount thereof is being computed) and
(b) all goodwill, trade names, trademarks, patents, unamortized debt discount and any other like intangibles, all as set forth on the most recent consolidated balance sheet of the Company and computed in accordance with generally accepted accounting principles.

    If an Event of Default with respect to Debt Securities of any series at the time outstanding occurs and is continuing, then in every such case the applicable Trustee or the holders of not less than 25% in principal amount of the outstanding Debt Securities of that series may, by a notice in writing to the Company (and to the applicable Trustee if given by the holders), declare to be due and payable immediately the principal (or, if the Debt Securities of that series are Discount Securities, such portion of the principal amount as may be specified in the terms of that series) and premium, if any, of all Debt Securities of that series. At any time after a declaration of acceleration with respect to Debt Securities of any series has been made, but before a judgment or decree for payment of the money due has been obtained by the applicable Trustee, the holders of a majority in principal amount of the outstanding Debt Securities of that series may, subject to the Company having paid or deposited with such Trustee a sum sufficient to pay overdue interest and principal which has become due other than by acceleration and certain other conditions, rescind and annul such acceleration if all Events of Default, other than the non-payment of accelerated principal and premium, if any, with respect to Debt Securities of that series, have been cured or waived as provided in the Indenture. For information as to waiver of defaults see the discussion set forth below under "--Modification and Waiver." Reference is made to the Prospectus Supplement relating to any series of Debt Securities that are Discount Securities for the particular provisions relating to acceleration of a portion of the principal amount of such Discount Securities upon the occurrence of an Event of Default and the continuation thereof.

    The Indenture provides that the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any holder of outstanding Debt Securities, unless the Trustee receives indemnity satisfactory to it against any loss, liability or expense. Subject to certain rights of the Trustee, the holders of a majority in principal amount of the outstanding Debt Securities of any series shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee with respect to the Debt Securities of that series.

    No holder of any Debt Security of any series will have any right to institute any proceeding, judicial or otherwise, with respect to the Indenture or for the appointment of a receiver or trustee, or for any remedy under the Indenture, unless such holder shall have previously given to the applicable Trustee written notice of a continuing Event of Default with respect to Debt Securities of that series and the holders of at least 25% in principal amount of the outstanding Debt Securities of that series shall have made written request, and offered reasonable indemnity, to such Trustee to institute such proceeding as trustee, and the Trustee shall not have received from the holders of a majority in principal amount of the outstanding Debt Securities of that series a direction inconsistent with such request and shall have failed to institute such proceeding within 60 days. Notwithstanding the foregoing, the holder of any Debt Security will have an absolute and unconditional right to receive payment of the principal of, premium, if any, and any interest on such Debt Security on or after the due dates expressed in such Debt Security and to institute suit for the enforcement of any such payment.

    The Indenture requires the Company, within 120 days after the end of each fiscal year, to furnish to the Trustee a statement as to compliance with the Indenture. The Indenture provides that the Trustee may withhold notice to the holders of Debt Securities of any series of any Default or Event of Default (except in payment on any Debt Securities of such series) with respect to Debt Securities of such series if it in good faith determines that withholding such notice is in the interest of the holders of Debt Securities.

MODIFICATION AND WAIVER

    Without prior notice to or consent of any holders, the Company and the applicable Trustee, at any time and from time to time, may modify the Indenture for any of the following purposes: (1) to evidence the succession of another corporation to the rights of the Company and the assumption by such successor of the covenants and obligations of the Company in the Indenture and in the Debt Securities in accordance with the terms of the Indenture; (2) to add to the covenants of the Company for the benefit of the holders of all or any series of Debt Securities (and if such covenants are to be for the benefit of less than all series, stating that such covenants are expressly being included solely for the benefit of such series), or to surrender any right or power conferred in the Indenture upon the Company; (3) to add any additional Events of Default (and if such Events of Default are to be applicable to less than all series, stating that such Events of Default are expressly being included solely to be applicable to such series); (4) to add or change any of the provisions of the Indenture to such extent as shall be necessary to permit or facilitate the issuance thereunder of Debt Securities of any series in bearer form, registrable or not registrable, and with or without Coupons, to permit Bearer Securities to be issued in exchange for Registered Securities, to permit Bearer Securities to be issued in exchange for Bearer Securities of other authorized denominations or to permit the issuance of Debt Securities of any series in uncertificated form, provided that any such action shall not adversely affect the interests of the holders of Debt Securities of any series or any related Coupons in any material respect; (5) to change or eliminate any of the provisions of the Indenture, provided that any such change or elimination will become effective only when there is no outstanding Debt Security issued thereunder or Coupon of any series created prior to such modification which is entitled to the benefit of such provision and as to which such modification would apply; (6) to secure the Debt Securities issued thereunder or to provide that any of the Company's obligations under the Debt Securities or the Indenture shall be guaranteed and the terms and conditions for the release or substitution of such security or guarantee; (7) to supplement any of the provisions of the Indenture to such extent as is necessary to permit or facilitate the defeasance and discharge of any series of Debt Securities, provided that any such action will not adversely affect the interests of the holders of Debt Securities of such series or any other series of Debt Securities issued under the Indenture or any related Coupons in any material respect; (8) to establish the form or terms of Debt Securities and Coupons, if any, as permitted by the Indenture; (9) to evidence and provide for the acceptance of appointment thereunder by a successor Trustee with respect to one or more series of Debt Securities and to add to or change any of the provisions of the Indenture as is necessary to provide for or facilitate the administration of the trusts thereunder by more than one Trustee; or (10) to cure any ambiguity, to correct or supplement any provision in the Indenture which may be defective or inconsistent with any other provision therein, to eliminate any conflict between the terms of the Indenture and the Debt Securities issued thereunder and the Trust Indenture Act or to make any other provisions with respect to matters or questions arising under the Indenture which will not be inconsistent with any provision of the Indenture; PROVIDED such other provisions shall not adversely affect the interests of the holders of outstanding Debt Securities or Coupons, if any, of any series created thereunder prior to such modification in any material respect.

    With the written consent of the holders of not less than a majority in principal amount of the outstanding Debt Securities of each series affected by such modification voting separately, the Company and the applicable Trustee may modify the Indenture for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of the Indenture or of modifying in any manner the rights of the holders of Debt Securities and Coupons, if any, under the Indenture; PROVIDED, HOWEVER, that such modifications may not, without the consent of the holder of each outstanding Debt

Security of each series affected thereby: (i) change the Stated Maturity of any Debt Security or reduce the principal amount thereof or the rate (or extend the time for payment) of interest thereon or any premium payable upon the redemption thereof, or change the Stated Maturity of or reduce the amount of any payment to be made with respect to any Coupon, or change the coin or currency in which, any Debt Security or any premium or the interest thereon is payable, or reduce the amount of the principal of a Discount Security that would be due and payable upon a declaration of acceleration of the Maturity thereof or impair the right to institute suit for the enforcement of any such payment on or after the due date thereof (including, in the case of redemption, on or after the Redemption
Date), or alter any redemption provisions in a manner adverse to the holders of such Debt Securities; (ii) reduce the percentage in principal amount of the outstanding Debt Securities, the consent of whose holders of such Debt Securities is required for any such amendment, supplemental indenture or waiver provided for in the Indenture; (iii) adversely affect the right of such holder to convert any Debt Security; (iv) modify any of the waiver provisions, except to increase any required percentage or to provide that certain other provisions of the Indenture cannot be modified or waived without the consent of the holder of each outstanding Debt Security affected thereby; or (v) modify any provision described in the applicable Prospectus Supplement as requiring the consent of each affected holder of Debt Securities.

    A modification which changes or eliminates any covenant or other provision of the Indenture with respect to one or more particular series of Debt Securities and Coupons, if any, or which modifies the rights of the holders of Debt Securities and Coupons of such series with respect to such covenant or other provision, shall be deemed not to affect the rights under the Indenture of the holders of Debt Securities and Coupons, if any, of any other series.

    The Indenture provides that the holders of not less than a majority in aggregate principal amount of the then outstanding Debt Securities of any series, by notice to the relevant Trustee, may on behalf of the holders of the Debt Securities of such series waive any default and its consequences under the Indenture, except (1) a continuing default in the payment of interest on, premium, if any, or the principal of, any such Debt Security held by a nonconsenting holder or (2) a default in respect of a covenant or provision hereof which cannot be modified or amended without the consent of the holder of each outstanding Debt Security of each series affected.

DEFEASANCE OF DEBT SECURITIES OR CERTAIN COVENANTS IN CERTAIN CIRCUMSTANCES

    DEFEASANCE AND DISCHARGE. The Indenture provides that the Company may be discharged from any and all obligations in respect of the Debt Securities of any series (except for certain obligations to pay additional amounts, if any, upon the occurrence of certain tax, assessment or governmental charge events with respect to payments on such Debt Securities, to register the transfer or exchange of Debt Securities of such series, to replace stolen, lost or mutilated Debt Securities of such series, to maintain paying agencies and to hold money for payment in trust) upon the irrevocable deposit with the Trustee, in trust, of money and/or government obligations that, through the payment of interest and principal in respect thereof in accordance with their terms, will provide money in an amount sufficient in the opinion of a nationally recognized firm of independent public accountants to pay and discharge each installment of principal (and premium, if any) and interest on, and any mandatory sinking fund payments in respect of, the Debt Securities of such series on the dates such payments are due. Such discharge may occur only if, among other things, (a) the Company shall have delivered to the Trustee an opinion of counsel or a ruling from the United States Internal Revenue Service (an "IRS Ruling"), in either case to the effect that holders of the Debt Securities of such series will not recognize income, gain or loss for United States Federal income tax purposes as a result of such deposit, defeasance and discharge; and (b) if the Debt Securities of such series are then listed on any national securities exchange, the Company shall have delivered to the Trustee an opinion of counsel or other instrument from such exchange to the effect that such discharge would not cause said Debt Securities to be delisted.

    DEFEASANCE OF CERTAIN COVENANTS. Upon compliance with certain conditions, the Company may omit to comply with certain restrictive covenants contained in the Indenture (or, if provided for in the applicable Prospectus Supplement, any other restrictive covenant relating to any series of Debt Securities provided for in a Board Resolution or supplemental indenture which, by its terms may be defeased pursuant to the terms of such series of Debt Securities) and any omission to comply with such obligations shall not constitute a Default or Event of Default with respect to any Debt Securities. The conditions include, among others: the deposit with the Trustee of money and/or government obligations that, through the payment of interest and principal in respect thereof in accordance with their terms, will provide money in an amount sufficient in the opinion of a nationally recognized firm of independent public accountants to pay principal, premium, if any, and interest on and any mandatory sinking fund payments in respect of the Debt Securities of such series on the dates such payments are due; and the delivery to the Trustee of an opinion of counsel or an IRS Ruling to the effect that the holders of the Debt Securities of such series will not recognize income, gain or loss for United States Federal income tax purposes as a result of such deposit and related covenant defeasance.

LIMITED LIABILITY OF CERTAIN PERSONS

    The Indenture provides that no stockholder, incorporator, employee officer or director, as such, past, present or future of the Company or any successor corporation or any of the Company's Affiliates shall have any personal liability in respect of the obligations of the Company under the Indenture or the Debt Securities by reason of his, her or its status as such stockholder, incorporator, employee officer or director.

MANDATORY DISPOSITION PURSUANT TO GAMING LAWS

    The Indenture provides that each holder, by accepting any of the Debt Securities subject thereto, shall be deemed to have agreed that if the gaming authority of any jurisdiction of which the Company or any of its subsidiaries conducts or proposes to conduct gaming requires that a person who is a holder or the beneficial owner of the Debt Securities of a holder must be licensed, qualified or found suitable under applicable gaming laws, such holder or beneficial owner, as the case may be, shall apply for a license, qualification or a finding of suitability within the required time period. If such person fails to apply or become licensed or qualified or is found unsuitable, the Company shall have the right, at its option, (i) to require such person to dispose of its Debt Securities or beneficial interest therein within 30 days of receipt of notice of the Company's election or such earlier date as may be requested or prescribed by such gaming authority or (ii) to redeem such Debt Securities at a redemption price equal to the lesser of (A) such person's cost or (B) 100% of the principal amount thereof, plus accrued and unpaid interest, if any, to the earlier of the redemption date or the date of the finding of unsuitability, which may be less than 30 days following the notice of redemption if so requested or prescribed by the applicable gaming authority. The Company shall notify the Trustee in writing of any such redemption as soon as practicable. The Company shall not be responsible for any costs or expenses any such holder may incur in connection with its application for a license, qualification or a finding of suitability.

CONVERSION RIGHTS

    The terms and conditions, if any, upon which the Debt Securities are convertible into Common Stock or Preferred Stock will be set forth in the applicable Prospectus Supplement relating thereto. Such terms will include whether such Debt Securities are convertible into Common Stock or Preferred Stock, the conversion price (or manner of calculation thereof), the conversion period, provisions as to whether conversion will be at the option of the holders or the Company, the events requiring an adjustment of the conversion price and provisions affecting conversion in the event of the redemption of such Debt Securities.

PAYMENT AND PAYING AGENTS

    The Company covenants and agrees for the benefit of each series of Debt Securities that it will duly and punctually pay the principal of (and premium, if any) and interest on the Debt Securities in accordance with the terms of the Debt Securities and the Indenture.

    If Debt Securities of a series are issuable only as Registered Securities, the Company will maintain in each Place of Payment for such series an office or agency where Debt Securities of that series may be presented or surrendered for payment, where Debt Securities of that series may be surrendered for registration of transfer or exchange and where notices and demands to or upon the Company in respect of the Debt Securities of that series and the Indenture may be served.

    If Debt Securities of a series are issuable as Bearer Securities, the Company will maintain or cause to be maintained (A) in the Borough of Manhattan, the City and State of New York, an office or agency where any Registered Securities of that series may be presented or surrendered for payment, where any Registered Securities of that series may be surrendered for registration of transfer, where Debt Securities of that series may be surrendered for exchange or redemption, where notices and demands to or upon the Company in respect of the Debt Securities of that series and the Indenture may be served and where Bearer Securities of that series and related Coupons may be presented or surrendered for payment in the circumstances described in the following paragraph (and not otherwise), (B) subject to any laws or registration applicable thereto, in a Place of Payment for that series which is located outside the United States, an office or agency where Debt Securities of that series and related Coupons may be presented and surrendered for payment (including payment of any additional amounts payable on Debt Securities of that series, if so provided in such series); provided, however, that if the Debt Securities of that series are listed on The Stock Exchange of the United Kingdom and the Republic of Ireland, the Luxembourg Stock Exchange or any other stock exchange located outside the United States and such stock exchange shall so require, the Company will maintain a Paying Agent for the Debt Securities of that series in London, Luxembourg or any other required city located outside the United States, as the case may be, so long as the Debt Securities of that series are listed on such exchange, and (C) subject to any laws or regulations applicable thereto, in a Place of Payment for that series located outside the United States an office or agency where any Registered Securities of that series may be surrendered for registration of transfer, where Debt Securities of that series may be surrendered for exchange or redemption and where notices and demands to or upon the Company in respect of the Debt Securities of that series and the applicable Indenture may be served. The Company will give prompt written notice to the applicable Trustee of the locations, and any change in the locations, of such offices or agencies. If at any time the Company shall fail to maintain any such required office or agency or shall fail to furnish the applicable Trustee with the address thereof, such presentations, surrenders, notices and demands may be made or served at the corporate trust office of the applicable Trustee, except that Bearer Securities of that series and the related coupons may be presented and surrendered for payment at the offices specified in the applicable Debt Security and the Company has appointed the applicable Trustee (or in the case of Bearer Securities, may appoint such other agent as may be specified in the applicable Prospectus Supplement) as its agent to receive all presentations surrenders, notices and demands.

    No payment of principal, premium or interest on Bearer Securities shall be made at any office or agency of the Company in the United States or by check mailed to any address in the United States or by transfer to an account maintained with a bank located in the United States; provided, however, that, if the Debt Securities of a series are denominated and payable in U.S. dollars, payment of principal of and any premium and interest on Debt Securities (including any additional amounts payable on Securities of such series) of such series, if specified in the applicable Prospectus Supplement, shall be made at the office of the Company's Paying Agent in the Borough of Manhattan, the City and State of New York, if (but only if) payment in U.S. dollars of the full amount of such principal, premium, interest or additional amounts, as the case may be, at all offices or agencies outside the United States maintained for the purpose by the

Company in accordance with the Indenture is illegal or effectively precluded by exchange controls or other similar restrictions.

GLOBAL SECURITIES

    The Debt Securities of a series may be issued in whole or in part in the form of one or more global securities (the "Global Securities") that will be deposited with, or on behalf of, a depositary (the "Depositary") identified in the applicable Prospectus Supplement relating to such series. Global Securities may be issued in either registered or bearer form and in either temporary or permanent form. The specific terms of the depositary arrangement with respect to a series of Debt Securities will be described in the applicable Prospectus Supplement relating to such series.

                          DESCRIPTION OF CAPITAL STOCK

    As of March 13, 1997, the Company was authorized to issue 400,000,000 shares of Common Stock, $2.50 par value, of which 250,240,357 shares were issued and outstanding, and 24,832,700 shares of Preferred Stock, $1.00 par value, of which 14,832,300 shares designated as the "Preferred Redeemable Increased Dividend Equity Securities, 8% PRIDES, Convertible Preferred Stock" (the "PRIDES") were issued and outstanding.

    The following summary does not purport to be complete and is qualified in its entirety by reference to the applicable provisions of Delaware law and the Company's Restated Certificate of Incorporation, as amended (the "Certificate of Incorporation").

COMMON STOCK

    Subject to such preferential rights as may be granted by the Board of Directors of the Company (the "Board of Directors") in connection with the future issuance of Preferred Stock, holders of shares of Common Stock are entitled to one vote per share on all matters to be voted on by stockholders and are entitled to receive ratably such dividends as may be declared on the Common Stock by the Board of Directors in its discretion from funds legally available therefor. In the event of the liquidation, dissolution or winding up of the Company, after payment of all debts and other liabilities and any liquidation preference of the holders of Preferred Stock, each holder of shares of Common Stock is entitled to receive, ratably with each other holder of Common Stock, $2.50 per share out of the net assets of the Company available for distribution to its stockholders, and after such payment, holders of shares of Common Stock are entitled to share ratably in all remaining assets of the Company available for distribution. Holders of Common Stock have no subscription, redemption, conversion or preemptive rights. Matters submitted for stockholder approval generally require a majority vote of the shares of Common Stock present and voting thereon. The outstanding shares of Common Stock are, and any shares of Common Stock offered hereby will, when issued, be fully paid and nonassessable.

DELAWARE GENERAL CORPORATION LAW SECTION 203

    As a corporation organized under the laws of the State of Delaware, the Company is subject to Section 203 of the Delaware General Corporation Law (the "DGCL"), which restricts certain business combinations between the Company and an "interested stockholder" (in general, a stockholder owning 15% or more of the Company's outstanding voting stock) or such stockholder's affiliates or associates for a period of three years following the date on which the stockholder becomes an "interested stockholder." The restrictions do not apply if (i) prior to an interested stockholder becoming such, the Board of Directors approves either the business combination or the transaction in which the stockholder becomes an interested stockholder, (ii) upon consummation of the transaction in which such stockholder becomes an interested stockholder, such interested stockholder owns at least 85% of the voting stock of the Company outstanding at the time the transaction commenced (excluding shares owned by certain employee stock ownership plans and persons who are both directors and officers of the Company), or (iii) on or subsequent to the date an interested stockholder becomes such, the business combination is both approved by the Board of Directors and authorized at an annual or special meeting of the Company's stockholders (and not by written consent) by the affirmative vote of at least
66 2/3% of the outstanding voting stock not owned by the interested stockholder.

PREFERRED STOCK

    Under the Certificate of Incorporation, shares of Preferred Stock may be issued from time to time, in one or more classes or series, as authorized by the Board of Directors, generally without the approval of the stockholders. Prior to issuance of shares of each series, the Board of Directors is required by the DGCL and the Certificate of Incorporation to adopt resolutions and file a Certificate of Designations (the "Certificate of Designations") with the Secretary of State of the State of Delaware, fixing for each such class or series the designations, powers, preferences and rights of the shares of such class or series and the qualifications, limitations or restrictions thereon, including, but not limited to, dividend rights, dividend rate or rates, conversion rights, voting rights, rights and terms of redemption (including sinking fund provisions), the redemption price or prices, and the liquidation preferences as are permitted by the DGCL. The Board of Directors could authorize the issuance of shares of Preferred Stock with terms and conditions which could have the effect of discouraging a takeover or other transaction which holders of some, or a majority, of such shares might believe to be in their best interests or in which holders of some, or a majority, of such shares might receive a premium for their shares over the then-market price of such shares.

    Subject to limitations prescribed by the DGCL and the Certificate of Incorporation and Bylaws, the Board of Directors is authorized to fix the number of shares constituting each class or series of Preferred Stock and the designations and powers, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions thereof, including such provisions as may be desired concerning voting, redemption, dividends, dissolution or the distribution of assets, conversion or exchange, and such other subjects or matters as may be fixed by resolution of the Board of Directors or duly authorized committee thereof. The Preferred Stock offered hereby will, when issued, be fully paid and nonassessable and will not have, or be subject to, any preemptive or similar rights.

    Reference is made to the Prospectus Supplement relating to the class or series of Preferred Stock being offered for the specific terms thereof, including:

         (1) The title and stated value of such Preferred Stock;

         (2) The number of shares of such Preferred Stock offered, the liquidation preference per share and the purchase price of such Preferred Stock;

         (3) The dividend rate(s), period(s) and/or payment date(s) or method(s) of calculation thereof applicable to such Preferred Stock;

         (4) Whether dividends shall be cumulative or non-cumulative and, if cumulative, the date from which dividends on such Preferred Stock shall accumulate;

         (5) The procedures for any auction and remarketing, if any, for such Preferred Stock;

         (6) The provisions for a sinking fund, if any, for such Preferred
    Stock;

         (7) The provisions for redemption, if applicable, of such Preferred Stock;

         (8) Any listing of such Preferred Stock on any securities exchange;

         (9) The terms and conditions, if applicable, upon which such Preferred Stock will be convertible into Common Stock of the Company, including the conversion price (or manner of calculation thereof) and conversion period;

        (10) Voting rights, if any, of such Preferred Stock;

        (11) Whether interests in such Preferred Stock will be represented by Depositary Shares;

        (12) A discussion of any material and/or special United States Federal income tax considerations applicable to such Preferred Stock;

        (13) The relative ranking and preferences of such Preferred Stock as to dividend rights and rights upon liquidation, dissolution or winding up of the affairs of the Company;

        (14) Any limitations on issuance of any class or series of Preferred Stock ranking senior to or on a parity with such series of Preferred Stock as to dividend rights and rights upon liquidation, dissolution or winding up of the affairs of the Company; and

        (15) Any other specific terms, preferences, rights, limitations or restrictions of such Preferred Stock.

    Unless otherwise specified in the Prospectus Supplement, the Preferred Stock will, with respect to dividend rights and rights upon liquidation, dissolution or winding up of the Company, rank: (i) senior to all classes or series of Common Stock of the Company, and to all equity securities ranking junior to such Preferred Stock with respect to dividend rights or rights upon liquidation, dissolution or winding up of the Company; (ii) on a parity with all equity securities issued by the Company the terms of which specifically provide that such equity securities rank on a parity with the Preferred Stock with respect to dividend rights or rights upon liquidation, dissolution or winding up of the Company; and (iii) junior to all equity securities issued by the Company the terms of which specifically provide that such equity securities rank senior to the Preferred Stock with respect to dividend rights or rights upon liquidation, dissolution or winding up of the Company. As used in the Certificate of Incorporation for these purposes, the term "equity securities" does not include convertible debt securities.

PREFERRED STOCK RIGHTS AGREEMENT

    On July 14, 1988, the Company adopted a Preferred Share Purchase Rights Plan ("Rights Plan") and declared a dividend distribution of one Right on each outstanding share of Common Stock and one Right on each share of Common Stock issued between July 14, 1988 and the earliest of the Distribution Date, the Redemption Date and the Final Expiration Date (as such terms are defined in the Rights Plan). The Rights are transferable only with the Common Stock until they become exercisable.

    Generally, the Rights become exercisable only if a person or group (other than Hilton Interests, as hereinafter defined) acquires 20% or more of the Common Stock or announces a tender offer, the consummation of which would result in ownership by a person or group of 20% or more of the Common Stock. Each Right entitles stockholders to buy one one-hundredth of a share of a new series of junior participating preferred stock at an exercise price of $150.

    If the Company is acquired in a merger or other business combination transaction, each Right entitles its holder to purchase, at the Right's then current price, a number of the acquiring company's common shares having a then current market value of twice the Right's exercise price. In addition, if a person or group (other than Hilton Interests) acquires 30% or more of the Company's outstanding Common Stock, other than pursuant to a cash tender offer for all shares in which such person or group increases its stake from below 20% to 80% or more of the outstanding shares of Common Stock, each Right entitles its holder (other than such person or members of such group) to purchase, at the Right's then current exercise price, shares of the Common Stock having a market value of twice the Right's exercise price.

    Following the acquisition by a person or group of beneficial ownership of 30% or more of the Common Stock and prior to an acquisition of 50% or more of the Common Stock, the Company's Board of Directors may exchange the Rights (other than Rights owned by such person or group), in whole or in part, at an exchange ratio of one share of Common Stock (or one one-hundredth of a share of the new series of junior participating preferred stock) per Right.

    Prior to the acquisition by a person or group of beneficial ownership of 20% or more of the Common Stock, the Rights are redeemable for one cent per Right at the option of the Company's Board of Directors.

    "Hilton Interests" refer to Barron Hilton and the Conrad N. Hilton Fund and the shares of Common Stock beneficially owned by them.

REGISTRAR AND TRANSFER AGENT

    The registrar and transfer agent for the Common Stock is ChaseMellon Shareholder Services LLC.

                        DESCRIPTION OF DEPOSITARY SHARES

GENERAL

    The Company may issue receipts ("Depositary Receipts") for Depositary Shares, each of which will represent a fractional interest of a share of a particular series of Preferred Stock, as specified in the applicable Prospectus Supplement. Shares of Preferred Stock of each series represented by Depositary Shares will be deposited under a separate Deposit Agreement (each, a "Deposit Agreement") among the Company, the depositary named therein (the "Preferred Stock Depositary") and the holders from time to time of the Depositary Receipts. Subject to the terms of the Deposit Agreement, each owner of a Depositary Receipt will be entitled, in proportion to the fractional interest of a share of a particular series of Preferred Stock represented by the Depositary Shares evidenced by such Depositary Receipt, to all the rights and preferences of the Preferred Stock represented by such Depositary Shares (including dividend, voting, conversion, redemption and liquidation rights).

    The Depositary Shares will be evidenced by Depositary Receipts issued pursuant to the applicable Deposit Agreement. Immediately following the issuance and delivery of the Preferred Stock by the Company to the Preferred Stock Depositary, the Company will cause the Preferred Stock Depositary to issue, on behalf of the Company, the Depositary Receipts. Copies of the applicable form of Deposit Agreement and Depositary Receipt may be obtained from the Company upon request, and the statements made hereunder relating to the Deposit Agreement and the Depositary Receipts to be issued thereunder are summaries of certain provisions thereof and do not purport to be complete and are subject to, and qualified in their entirety by reference to, all of the provisions of the applicable Deposit Agreement and related Depositary Receipts.

DIVIDENDS AND OTHER DISTRIBUTIONS

    The Preferred Stock Depositary will distribute all cash dividends or other cash distributions received in respect of the Preferred Stock to the record holders of Depositary Receipts evidencing the related Depositary Shares in proportion to the number of such Depositary Receipts owned by such holders, subject to certain obligations of holders to file proofs, certificates and other information and to pay certain charges and expenses to the Preferred Stock Depositary.

    In the event of a distribution other than in cash, the Preferred Stock Depositary will distribute property received by it to the record holders of Depositary Receipts entitled thereto, subject to certain obligations of holders to file proofs, certificates and other information and to pay certain charges and expenses to the Preferred Stock Depositary, unless the Preferred Stock Depositary determines that it is not feasible to make such distribution, in which case the Preferred Stock Depositary may, with the approval of the Company, sell such property and distribute the net proceeds from such sale to such holders.

    No distribution will be made in respect of any Depositary Share to the extent that it represents any Preferred Stock converted into other securities.

WITHDRAWAL OF STOCK

    Upon surrender of the Depositary Receipts at the corporate trust office of the Preferred Stock Depositary (unless the related Depositary Shares have previously been called for redemption or converted into other securities), the holders thereof will be entitled to delivery at such office, to or upon such holder's order, of the number of whole or fractional shares of the Preferred Stock and any money or other property represented by the Depositary Shares evidenced by such Depositary Receipts. Holders of Depositary Receipts will be entitled to receive whole or fractional shares of the related Preferred Stock on the basis of the proportion of Preferred Stock represented by such Depositary Share as specified in the applicable Prospectus Supplement, but holders of such shares of Preferred Stock will not thereafter be entitled to receive Depositary Shares therefor. If the Depositary Receipts delivered by the holder evidence a number of Depositary Shares in excess of the number of Depositary Shares representing the number of shares of Preferred Stock to be withdrawn, the Preferred Stock Depositary will deliver to such holder at the same time a new Depositary Receipt evidencing such excess number of Depositary Shares.

REDEMPTION OF DEPOSITARY SHARES

    Whenever the Company redeems shares of Preferred Stock held by the Preferred Stock Depositary, the Preferred Stock Depositary will redeem as of the same redemption date the number of Depositary Shares representing shares of the Preferred Stock so redeemed, provided the Company shall have paid in full to the Preferred Stock Depositary the redemption price of the Preferred Stock to be redeemed plus an amount equal to any accrued and unpaid dividends thereon to the date fixed for redemption. The redemption price per Depositary Share will be equal to the corresponding proportion of the redemption price and any other amounts per share payable with respect to the Preferred Stock. If fewer than all the Depositary Shares are to be redeemed, the Depositary Shares to be redeemed will be selected pro rata (as nearly as may be practicable without creating fractional Depositary Shares) or by any other equitable method determined by the Company.

    From and after the date fixed for redemption, all dividends in respect of the shares of Preferred Stock so called for redemption will cease to accrue, the Depositary Shares so called for redemption will no longer be deemed to be outstanding and all rights of the holders of the Depositary Receipts evidencing the Depositary Shares so called for redemption will cease, except the right to receive any moneys payable upon such redemption and any money or other property to which the holders of such Depositary Receipts were entitled upon such redemption and surrender thereof to the Preferred Stock Depositary.

VOTING OF THE PREFERRED STOCK

    Upon receipt of notice of any meeting at which the holders of the Preferred Stock are entitled to vote, the Preferred Stock Depositary will mail the information contained in such notice of meeting to the record holders of the Depositary Receipts evidencing the Depositary Shares which represent such Preferred Stock. Each record holder of Depositary Receipts evidencing Depositary Shares on the record date (which will be the same date as the record date for the Preferred Stock) will be entitled to instruct the Preferred Stock Depositary as to the exercise of the voting rights pertaining to the amount of Preferred Stock represented by such holder's Depositary Shares. The Preferred Stock Depositary will vote the amount of Preferred Stock represented by such Depositary Shares in accordance with such instructions, and the Company will agree to take all reasonable action which may be deemed necessary by the Preferred Stock Depositary in order to enable the Preferred Stock Depositary to do so. The Preferred Stock Depositary will abstain from voting the amount of Preferred Stock represented by such Depositary Shares to the extent it does not receive specific instructions from the holders of Depositary Receipts evidencing such Depositary Shares. The Preferred Stock Depositary shall not be responsible for any failure to carry out any instruction to vote, or for the manner or effect of any such vote made, as long as such action or non-action is in good faith and does not result from negligence or wilful misconduct of the Preferred Stock Depositary.

LIQUIDATION PREFERENCE

    In the event of the liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, the holders of each Depositary Receipt will be entitled to the fraction of the liquidation preference accorded each share of Preferred Stock represented by the Depositary Shares evidenced by such Depositary Receipt, as set forth in the applicable Prospectus Supplement.

CONVERSION OF PREFERRED STOCK

    The Depositary Shares, as such, are not convertible into Common Stock or any other securities or property of the Company. Nevertheless, if so specified in the applicable Prospectus Supplement relating to an offering of Depositary Shares, the Depositary Receipts may be surrendered by holders thereof to the Preferred Stock Depositary with written instructions to the Preferred Stock Depositary to instruct the Company to cause conversion of the Preferred Stock represented by the Depositary Shares evidenced by such Depositary Receipts into whole shares of Common Stock, other shares of Preferred Stock of the Company or other shares of stock, and the Company has agreed that upon receipt of such instructions and any amounts payable in respect thereof, it will cause the conversion thereof utilizing the same procedures as those provided for delivery of Preferred Stock to effect such conversion. If the Depositary Shares evidenced by a Depositary Receipt are to be converted in part only, a new Depositary Receipt or Receipts will be issued for any Depositary Shares not to be converted. No fractional shares of Common Stock will be issued upon conversion, and if such conversion would result in a fractional share being issued, an amount will be paid in cash by the Company equal to the value of the fractional interest based upon the closing price of the Common Stock on the last business day prior to the conversion.

AMENDMENT AND TERMINATION OF THE DEPOSIT AGREEMENT

    The form of Depositary Receipt evidencing the Depositary Shares which represent the Preferred Stock and any provision of the Deposit Agreement may at any time be amended by agreement between the Company and the Preferred Stock Depositary. However, any amendment that materially and adversely alters the rights of the holders of Depositary Receipts or that would be materially and adversely inconsistent with the rights granted to the holders of the related Preferred Stock will not be effective unless such amendment has been approved by the existing holders of at least 66 2/3% of the Depositary Shares evidenced by the Depositary Receipts then outstanding. No amendment shall impair the right, subject to certain exceptions in the Depositary Agreement, of any holder of Depositary Receipts to surrender any Depositary Receipt with instructions to deliver to the holder the related Preferred Stock and all money and other property, if any, represented thereby, except in order to comply with law. Every holder of an outstanding Depositary Receipt at the time any such amendment becomes effective shall be deemed, by continuing to hold such Receipt, to consent and agree to such amendment and to be bound by the Deposit Agreement as amended thereby.

    The Deposit Agreement may be terminated by the Company upon not less than 30 days' prior written notice to the Preferred Stock Depositary if a majority of each series of Preferred Stock affected by such termination consents to such termination, whereupon the Preferred Stock Depositary shall deliver or make available to each holder of Depositary Receipts, upon surrender of the Depositary Receipts held by such holder, such number of whole or fractional shares of Preferred Stock as are represented by the Depositary Shares evidenced by such Depositary Receipts together with any other property held by the Preferred Stock Depositary with respect to such Depositary Receipt. In addition, the Deposit Agreement will automatically terminate if (i) all outstanding Depositary Shares shall have been redeemed, (ii) there shall have been a final distribution in respect of the related Preferred Stock in connection with any liquidation, dissolution or winding up of the Company and such distribution shall have been distributed to the holders of Depositary Receipts evidencing the Depositary Shares representing such Preferred Stock or (iii) each share of the related Preferred Stock shall have been converted into securities of the Company not so represented by Depositary Shares.

CHARGES OF PREFERRED STOCK DEPOSITARY

    The Company will pay all transfer and other taxes and governmental charges arising solely from the existence of the Deposit Agreement. In addition, the Company will pay the fees and expenses of the Preferred Stock Depositary in connection with the performance of its duties under the Deposit Agreement. However holders of Depositary Receipts will pay the fees and expenses of the Preferred Stock Depositary for any duties requested by such holders to be performed which are outside of those expressly provided for in the Deposit Agreement.

RESIGNATION AND REMOVAL OF DEPOSITORY

    The Preferred Stock Depositary may resign at any time by delivering to the Company notice of its election to do so, and the Company may at any time remove the Preferred Stock Depositary, any such resignation or removal to take effect upon the appointment of a successor Preferred Stock Depositary. A successor Preferred Stock Depositary must be appointed within 60 days after delivery of the notice of resignation or removal and must be a bank or trust company having its principal office in the United States and having a combined capital and surplus of at least $50,000,000.

MISCELLANEOUS

    The Preferred Stock Depositary will forward to holders of Depositary Receipts any reports and communications from the Company which are received by the Preferred Stock Depositary with respect to the related Preferred Stock.

    Neither the Preferred Stock Depositary nor the Company will be liable if it is prevented from or delayed in, by law or any circumstances beyond its control, performing its obligations under the Deposit Agreement. The obligations of the Company and the Preferred Stock Depositary under the Deposit Agreement will be limited to performing their duties thereunder in good faith and without negligence (in the case of any action or inaction in the voting of Preferred Stock represented by the Depositary Shares), gross negligence or willful misconduct, and the Company and the Preferred Stock Depositary will not be obligated to prosecute or defend any legal proceeding in respect of any Depositary Receipts, Depositary Shares or shares of Preferred Stock represented thereby unless satisfactory indemnity is furnished. The Company and the Preferred Stock Depositary may rely on written advice of counsel or accountants, or information provided by persons presenting shares of Preferred Stock represented thereby for deposit, holders of Depositary Receipts or other persons believed in good faith to be competent to give such information, and on documents believed in good faith to be genuine and signed by a proper party.

    In the event the Preferred Stock Depositary shall receive conflicting claims, requests or instructions from any holders of Depositary Receipts, on the one hand, and the Company, on the other hand, the Preferred Stock Depositary shall be entitled to act on such claims, requests or instructions received from the Company.

                            DESCRIPTION OF WARRANTS

    The Company may issue warrants to purchase Debt Securities (the "Debt Warrants"), Preferred Stock (the "Preferred Stock Warrants"), Depositary Shares (the "Depositary Shares Warrants") or Common Stock (the "Common Stock Warrants," collectively with the Debt Warrants, the Preferred Stock Warrants and the Depositary Shares Warrants (the "Warrants"). Warrants may be issued independently or together with any Offered Securities and may be attached to or separate from such Offered Securities. The Warrants are to be issued under warrant agreements (each a "Warrant Agreement") to be entered into between the Company and a bank or trust company, as warrant agent (the "Warrant Agent"), all as shall be set forth in the Prospectus Supplement relating to the Warrants being offered pursuant thereto.

DEBT WARRANTS

    The applicable Prospectus Supplement will describe the terms of Debt Warrants offered thereby, the Warrant Agreement relating to such Debt Warrants and the Debt Warrant certificates representing such Debt Warrants, including the following: (i) the title of such Debt Warrants; (ii) the aggregate number of such Debt Warrants; (iii) the price or prices at which such Debt Warrants will be issued; (iv) the designation, aggregate principal amount and terms of the Debt Securities purchasable upon exercise of such Debt Warrants, and the procedures and conditions relating to the exercise of such Debt Warrants; (v) the designation and terms of any related Debt Securities with which such Debt Warrants are issued, and the number of such Debt Warrants issued with each such security; (vi) the date, if any, on and after which such Debt Warrants and the related Debt Securities will be separately transferable; (vii) the principal amount of Debt Securities purchasable upon exercise of each Debt Warrant, and the price at which such principal amount of Debt Securities may be purchased upon such exercise; (viii) the date on which the right to exercise such Debt Warrants shall commence, and the date on which such right shall expire; (ix) the maximum or minimum number of such Debt Warrants which may be exercised at any time; (x) a discussion of the material United States Federal income tax considerations applicable to the exercise of such Debt Warrants; and (xi) any other terms of such Debt Warrants and terms, procedures and limitations relating to the exercise of such Debt Warrants.

    Debt Warrant certificates will be exchangeable for new Debt Warrant certificates of different denominations, and Debt Warrants may be exercised at the corporate trust office of the Warrant Agent or any other office indicated in the applicable Prospectus Supplement. Prior to the exercise of their Debt Warrants, holders of Debt Warrants will not have any of the rights of holders of the securities purchasable upon such exercise and will not be entitled to payments of principal of (or premium, if any) or interest, if any, on the securities purchasable upon such exercise.

OTHER WARRANTS

    The applicable Prospectus Supplement will describe the following terms of Preferred Stock Warrants, Depositary Shares Warrants and Common Stock Warrants in respect of which this Prospectus is being delivered: (i) the title of such Warrants; (ii) the Securities for which such Warrants are exercisable; (iii) the price or prices at which such Warrants will be issued; (iv) the number of such Warrants issued with each share of Preferred Stock, Common Stock or Depositary Share; (v) any provisions for adjustment of the number or amount of shares of Preferred Stock, Common Stock or Depositary Share receivable upon exercise of such Warrants or the exercise price of such Warrants; (vi) if applicable, the date on and after which such Warrants and the related Preferred Stock, Common Stock or Depositary Share will be separately transferable; (vii) if applicable, a discussion of the material United States Federal income tax considerations applicable to the exercise of such Warrants; (viii) any other terms of such Warrants, including terms, procedures and limitations relating to the exchange and exercise of such Warrants; (ix) the date on which the right to exercise such Warrants shall commence, and the date on which such right shall expire; and (x) the maximum or minimum number of such Warrants which may be exercised at any time.

EXERCISE OF WARRANTS

    Each Warrant will entitle the holder of Warrants to purchase for cash such principal amount of Debt Securities or shares of Preferred Stock, Common Stock or Depositary Share at such exercise price as shall in each case be set forth in, or be determinable as set forth in, the Prospectus Supplement relating to the Warrants offered thereby. Warrants may be exercised at any time up to the close of business on the expiration date set forth in the Prospectus Supplement relating to the Warrants offered thereby. After the close of business on the expiration date, unexercised Warrants will become void.

    Warrants may be exercised as set forth in the Prospectus Supplement relating to the Warrants offered thereby. Upon receipt of payment and the Warrant certificate properly completed and duly executed at the corporate trust office of the Warrant Agent or any other office indicated in the Prospectus Supplement, the Company will, as soon as practicable, forward the Debt Securities, Depositary Share or shares of Preferred Stock or Common Stock purchasable upon such exercise. If less than all of the Warrants represented by such Warrant certificate are exercised, a new Warrant certificate will be issued for the remaining Warrants.

                              PLAN OF DISTRIBUTION

    The Company may sell the Offered Securities being offered hereby: (i) directly to purchasers; (ii) through agents; (iii) through dealers; (iv) through underwriters; or (v) through a combination of any such methods of sale.

    The distribution of the Offered Securities may be effected from time to time in one or more transactions either: (i) at a fixed price or prices, which may be changed; (ii) at market prices prevailing at the time of sale; (iii) at prices related to such prevailing market prices; or (iv) at negotiated prices.

    Offers to purchase Offered Securities may be solicited directly by the Company. Offers to purchase Offered Securities may also be solicited by agents designated by the Company from time to time. Any such agent, who may be deemed to be an "underwriter" as that term is defined in the Securities Act, involved in the offer or sale of the Offered Securities in respect of which this Prospectus is delivered will be named, and any commissions payable by the Company to such agent will be set forth, in the Prospectus Supplement.

    If a dealer is utilized in the sale of the Offered Securities in respect of which this Prospectus is delivered, the Company will sell such Offered Securities to the dealer, as principal. The dealer, who may be deemed to be an "underwriter" as that term is defined in the Securities Act, may then resell such Offered Securities to the public at varying prices to be determined by such dealer at the time of resale.

    If an underwriter is, or underwriters are, utilized in the sale, the Company will execute an underwriting agreement with such underwriters at the time of sale to them and the names of the underwriters will be set forth in the Prospectus Supplement, which will be used by the underwriters to make resales of the Offered Securities in respect of which this Prospectus is delivered to the public. In connection with the sale of Offered Securities, such underwriters may be deemed to have received compensation from the Company in the form of underwriting discounts or commissions and may also receive commissions from purchasers of Offered Securities for whom they may act as agents. Underwriters may also sell Offered Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Any underwriting compensation paid by the Company to underwriters in connection with the offering of Offered Securities, and any discounts, concessions or commissions allowed by underwriters to participating dealers, will be set forth in the applicable Prospectus Supplement.

    Underwriters, dealers, agents and other persons may be entitled, under agreements that may be entered into with the Company, to indemnification by the Company against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which they may be required to make in respect thereof. Underwriters and agents may engage in transactions with, or perform services for, the Company in the ordinary course of business.

    If so indicated in the applicable Prospectus Supplement, the Company will authorize underwriters, dealers or other persons to solicit offers by certain institutions to purchase Offered Securities pursuant to contracts providing for payment and delivery on a future date or dates. Institutions with which such contracts may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others. The obligations of any purchaser under any such contract will not be subject to any conditions except that (a) the purchase of the Offered Securities shall not at the time of delivery be prohibited under the laws of the jurisdiction to which such purchaser is subject and (b) if the Offered Securities are also being sold to underwriters, the Company shall have sold to such underwriters the Offered Securities not sold for delayed delivery. The underwriters, dealers and such other persons will not have any responsibility in respect to the validity or performance of such contracts. The Prospectus Supplement relating to such contracts will set forth the price to be paid for Offered Securities pursuant to such contracts, the commissions payable for solicitation of such contracts and the date or dates in the future for delivery of Offered Securities pursuant to such contracts.

    The anticipated date of delivery of Offered Securities will be set forth in the applicable Prospectus Supplement relating to each offer.

                                 LEGAL MATTERS

    The validity of the Offered Securities will be passed upon for the Company by Latham & Watkins, Los Angeles, California. Unless otherwise indicated in the Prospectus Supplement, if the Offered Securities are being distributed in an underwritten offering or through agents, Skadden, Arps, Slate, Meagher & Flom, LLP, Los Angeles, California, will act as counsel for such underwriters or agents.

                                    EXPERTS

    The consolidated financial statements in the Company's Annual Report on Form 10-K incorporated by reference into this Prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in giving said reports.

    The consolidated financial statements of Bally Entertainment Corporation appearing in Bally Entertainment Corporation's Annual Report (Form 10-K) for the year ended December 31, 1995 have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

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    NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY
INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS NOR ANY SALE MADE HEREUNDER OR THEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN OR THEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                            ------------------------

                               TABLE OF CONTENTS
                             PROSPECTUS SUPPLEMENT

                                                                            PAGE
                                                                            ----
The Company...............................................................   S-2
Business..................................................................   S-5
Use of Proceeds...........................................................  S-12
Capitalization............................................................  S-13
Selected Financial Data...................................................  S-14
Unaudited Pro Forma Condensed Financial Statements........................  S-17
Notes to Unaudited Pro Forma Condensed Financial Statements...............  S-20
Regulation and Licensing..................................................  S-22
Description of Notes......................................................  S-24
Certain Federal Income Tax Considerations.................................  S-31
Underwriting..............................................................  S-33
Legal Matters.............................................................  S-34

                                   PROSPECTUS

Available Information.....................................................     2
Incorporation of Certain Documents by Reference...........................     3
The Company...............................................................     4
Use of Proceeds...........................................................     4
Ratio of Earnings to Fixed Charges........................................     5
Description of Debt Securities............................................     5
Description of Capital Stock..............................................    15
Description of Depositary Shares..........................................    18
Description of Warrants...................................................    21
Plan of Distribution......................................................    23
Legal Matters.............................................................    24
Experts...................................................................    24

                                  $300,000,000

                                     [LOGO]

                          7.375% SENIOR NOTES DUE 2002

                               -----------------

                             PROSPECTUS SUPPLEMENT

                               -----------------

                          DONALDSON, LUFKIN & JENRETTE
                             SECURITIES CORPORATION

                              MERRILL LYNCH & CO.

                               J.P. MORGAN & CO.

                                  MAY 28, 1997

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